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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                                LANTE CORPORATION
                            (Name of Subject Company)

                                LANTE CORPORATION
                        (Name of Person Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                   516540 10 1
                      (CUSIP Number of Class of Securities)

                                WILLIAM J. DAVIS
                             CHIEF FINANCIAL OFFICER
                                LANTE CORPORATION
                             600 WEST FULTON STREET
                             CHICAGO, ILLINOIS 60661
                                 (312) 696-5000

   (Name, address and telephone number of person authorized to receive notice and communications on behalf of person filing statement)

                                 WITH A COPY TO:

                                THADDEUS J. MALIK
                               JENNER & BLOCK, LLC
                                  ONE IBM PLAZA
                             CHICAGO, ILLINOIS 60611
                                 (312) 222-9350

   [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1.  SUBJECT COMPANY INFORMATION

     The name of the subject company is Lante Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 600 West Fulton Street, Chicago, Illinois 60661, and the Company's telephone number at this address is (312) 696-5000.

     The class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is the Company's common stock, par value $0.01 per share (the "Common Stock"). The shares of Common Stock are hereinafter referred to as the "Shares."

     As of July 16, 2002, there were 37,379,367 Shares issued and outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON

     The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     This Statement relates to the tender offer by SBI Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of SBI and Company, a Utah corporation ("SBI"), as disclosed in a Tender Offer Statement on Schedule TO filed by the Purchaser, SBI and SBI Holdings Inc. (the "Schedule TO") with the United States Securities and Exchange Commission (the "SEC") on July 31, 2002, to purchase all the outstanding Shares at a purchase price of $1.10 per Share, in cash (such price, or the highest price per Share as may be paid in the Offer, is hereinafter referred to as the "Offer Price"), on the terms and subject to the conditions set forth in the Offer to Purchase dated July 31, 2002 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to this Statement and are incorporated herein by reference. As set forth in the Schedule TO, the principal executive offices of SBI and the Purchaser are located at 2825 East Cottonwood Parkway, Suite 480, Salt Lake City, Utah 84121.

     The Offer is being made pursuant to the Acquisition Agreement and Agreement and Plan of Merger, dated as of July 18, 2002, by and among the Company, SBI and the Purchaser (the "Acquisition Agreement"). The Acquisition Agreement provides, among other things, that as soon as practicable following consummation of the Offer and the satisfaction or waiver of the conditions set forth in the Acquisition Agreement, in accordance with the relevant provisions of Delaware law, the Purchaser will be merged with and into the Company (the "Merger"). Following the effective time of the Merger (the "Effective Time"), the Company will continue as the surviving corporation (the "Surviving Corporation") and a wholly-owned subsidiary of SBI.

     In the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by the Company, SBI, the Purchaser or any of their respective subsidiaries and Shares for which appraisal rights have been exercised in accordance with Section 262 of the General Corporation Law of the State of Delaware (the "Delaware Act")) will be converted into the right to receive, upon the surrender of the certificate formerly representing such Share, the Offer Price, in cash, without interest and less all amounts required to be withheld therefrom under applicable law (the "Merger Consideration"). The summary of the material terms of the Acquisition Agreement is set forth under the caption "The Acquisition Agreement and Other Agreements -- Acquisition Agreement" in the Offer to Purchase, which is incorporated herein by reference.

     Certain stockholders of the Company have entered into a Stockholders Agreement dated as of July 18, 2002 with SBI and the Purchaser (the "Stockholders Agreement"), pursuant to which they have, among other things, agreed to tender their Shares in the Offer, subject to certain terms and conditions. The summary of the material terms of the Stockholders Agreement is set forth under the caption "The Acquisition Agreement and Other Agreements -- Stockholders Agreement" in the Offer to Purchase, which is incorporated herein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     Except as described herein, or incorporated herein by reference, to the knowledge of the Company as of the date of this Statement, there are no material agreements, arrangements or understandings or any actual or potential

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conflict of interest between the Company or its affiliates and (1) the Company, its executive officers, directors or affiliates or (2) SBI, the Purchaser and their respective executive officers, directors or affiliates.

     Certain information regarding agreements, arrangements or understandings between the Company and its affiliates, on the one hand, and the Company, its executive officers and directors or affiliates, on the other hand, is provided in the Company's Information Statement ("Information Statement") pursuant to
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder, which is filed as Annex B to this Statement and incorporated herein by reference.

                            THE ACQUISITION AGREEMENT

     The summary of the material terms of the Acquisition Agreement is set forth under the caption "The Acquisition Agreement and Other Agreements -- Acquisition Agreement" in the Offer to Purchase, which is incorporated herein by reference. The summary of the Acquisition Agreement contained in the Offer to Purchase does not purport to be a complete description of the terms and conditions of the Acquisition Agreement and is qualified in its entirety by reference to the Acquisition Agreement, which is filed as Exhibit (d)(1) to this Statement and incorporated herein by reference. Certain provisions of the Acquisition Agreement that relate to agreements, arrangements or understandings of a type described above, and which are not described in the Information Statement or the Offer to Purchase, are described below. The summaries of provisions of the Acquisition Agreement in the Information Statement and the Offer to Purchase and set forth below are qualified in their entirety by reference to the Acquisition Agreement.

     STOCK OPTIONS - CHANGE IN CONTROL. Each of the Company and SBI have agreed in the Acquisition Agreement that the transactions contemplated by the Acquisition Agreement constitute a "change in control" for all purposes under the Company's stock option plans. Upon consummation of the Offer, each option to purchase Shares that is unexercised and outstanding immediately prior to the consummation of the Offer will fully vest and become exercisable (to the extent not prohibited by the Company's employee benefit plans), and all conditions and restrictions with respect to such options will immediately lapse. Each option to purchase Shares unexercised and outstanding immediately prior to the completion of the Merger will be deemed to constitute an option to receive from the Company, on the same terms and conditions as were applicable under such option immediately prior to the Merger, an amount equal to the excess, if any, of the Offer Price over the exercise price for each Share purchasable pursuant to such Company option immediately prior to the Merger, less all amounts required to be withheld therefrom under applicable federal, state or local tax law.

     As of July 16, 2002, the aggregate number of Shares subject to unvested stock options held by the Company's directors and executive officers totaled 1,618,598. The amounts payable in respect of such unvested stock options as a result of the Offer and the Merger, based on the Offer Price (net of the applicable exercise prices) to the Company's executive officers and directors totals $174,924.

     DIRECTORS AND OFFICERS INDEMNIFICATION AND INSURANCE. The Acquisition Agreement requires SBI to cause the Surviving Corporation to indemnify, defend and hold harmless the present and former directors and executive officers of the Company and its subsidiaries from and against all losses, claims, damages and expenses (including reasonable attorney's fees and expenses) arising out of or relating to actions or omissions, or alleged actions or omissions, occurring at or prior to the consummation of the Effective Time to the fullest extent permitted by law. The Acquisition Agreement also provides that for a period of six years after the closing of the Merger, SBI will cause to be maintained in effect policies of directors' and officers' liability insurance and fiduciary liability insurance substantially equivalent in scope and coverage to policies currently maintained by the Company with respect to claims arising from or relating to actions or omissions, or alleged actions or omissions, occurring on or prior to the Effective Time. SBI will not be obligated to make annual premium payments for such insurance policies to the extent that such premiums exceed 200% of the last annual premium paid by the Company prior to July 18, 2002. In the event that the annual premium costs necessary to maintain such insurance coverage exceed the foregoing amount, SBI will use commercially reasonable efforts to maintain the most advantageous policies of directors and officers liability insurance and fiduciary liability insurance reasonably obtainable for an annual premium not exceeding the foregoing amount.

     ELECTION TO SBI'S BOARD OF DIRECTORS. SBI has agreed to elect Mark A. Tebbe, a director of the Company, to the Board of Directors of SBI, promptly after the Effective Time.
                                      -2-

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                             STOCKHOLDERS AGREEMENT

     The summary of the material terms of the Stockholders Agreement is set forth under the caption "The Acquisition Agreement and Other Agreements -- Stockholders Agreement" in the Offer to Purchase, which is incorporated herein by reference. The summary of the Stockholders Agreement contained in the Offer to Purchase does not purport to be a complete description of the terms and conditions of the Stockholders Agreement and is qualified in its entirety by reference to the Stockholders Agreement, which is filed as Exhibit (d)(2) to this Statement and incorporated herein by reference.

                            CONFIDENTIALITY AGREEMENT

     The summary of the material terms of the Confidentiality Agreement, dated as of May 30, 2002 and executed on June 3, 2002, between the Company and SBI (the "Confidentiality Agreement"), is set forth under the caption "The Acquisition Agreement and Other Agreements -- Confidentiality Agreement" in the Offer to Purchase, which is incorporated herein by reference. The summary of the Confidentiality Agreement contained in the Offer to Purchase does not purport to be a complete description of the terms and conditions of the Confidentiality Agreement and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (d)(3) to this Statement and incorporated herein by reference.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

     BACKGROUND

     In late 2000 and early 2001, the Company was approached by a number of companies regarding various possible business combinations. On January 3, 2001, the Company retained the investment banking firm of Robertson Stephens & Co. ("Robertson Stephens") to assist in evaluating these alternatives, and to provide advice regarding other possible financial alternatives, including the possible sale of the Company.

     During the first three quarters of 2001, Robertson Stephens identified and contacted more than fifty potentially interested parties. Approximately thirty of these parties entered into confidentiality agreements with the Company and received confidential non-public information regarding the Company. Approximately fifteen parties expressed preliminary interest and engaged in further discussions with the Company and/or Robertson Stephens. The Company held more detailed discussions with seven parties and received preliminary indications of interest for various types of business combinations from four of those parties. The Company entered into further negotiations with one party, but terminated those discussions when the parties failed to reach agreement on the appropriate valuation of the Company. Prior to terminating those negotiations, the Company also retained William Blair & Company L.L.C. ("William Blair") to provide a fairness opinion in connection with the potential transaction. Although no opinion was ultimately requested, the Company paid William Blair a $50,000 retainer for its services.

     Subsequent to terminating those negotiations, in October 2001 the Board re-evaluated the Company's strategic alternatives, including the other preliminary indications of interest, and determined that the Company should continue operations on a stand-alone basis. The Board subsequently terminated its engagement of Robertson Stephens.

     During the fourth quarter of 2001, demand for the Company's services decreased amid deteriorating general market and industry conditions. These difficulties were compounded by the terrorist attacks that occurred on September 11, 2001, which adversely impacted the business of one of the Company's major clients.

     In January 2002, the Company completed the acquisition of certain assets of Luminant Worldwide Corporation, a Delaware corporation ("Luminant") and competitor that had filed for bankruptcy protection. The Company believes that SBI also investigated a possible acquisition of Luminant, but ultimately decided not to pursue such a transaction.

     On January 30, 2002, shortly after the completion of the Luminant acquisition, Rudy Puryear, the Company's President and Chief Executive Officer, received a phone call from Ty Mattingly, SBI's Executive Vice President, Corporate Development, in which Mr. Mattingly suggested that the Company consider engaging in preliminary discussions regarding a possible business combination with SBI. Mr. Puryear indicated that the

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Company would be willing to engage in such discussions, and in February 2002, the parties conducted several additional informal discussions via telephone. However, the parties were unable to schedule a meeting to discuss a possible business combination on a more formal basis.

     Difficult general market and industry conditions continued throughout the first quarter of 2002, and, despite the Luminant acquisition, demand for the Company's services continued to diminish, resulting in operating losses and reductions in the Company's cash balances.

     On March 14, 2002, the Board invited William Blair to attend portions of a Board meeting and to make a presentation regarding its capabilities. At the conclusion of the meeting, the Board authorized management to engage William Blair as the Company's financial advisor for purposes of exploring strategic alternatives for the Company, including a strategic merger or possible sale of the Company. William Blair was formally engaged as of March 18, 2002.

     In late March, 2002, Mr. Puryear received a telephone call from Mr. Mattingly. During such call, Mr. Puryear informed Mr. Mattingly that the Company had retained William Blair to assist the Company in considering its strategic alternatives. SBI contacted William Blair to indicate its interest in exploring the possibility for a business combination transaction with the Company. William Blair informed SBI of procedures established for the Company's consideration of its strategic alternatives and indicated to SBI that, absent a preemptive offer, SBI would be included in that process. William Blair also informed SBI that they were welcome to submit a preemptive offer.

     On April 5, 2002, the Company received an unsolicited non-binding indication of interest for a potential merger with a publicly traded company, pursuant to which the Company's stockholders would receive a combination of cash and equity. At an April 8, 2002 Board meeting, the Board members met with representatives from William Blair and the Company's outside counsel, Jenner & Block, to discuss the indication of interest that had been received. After the discussion, the Board authorized senior management to continue their discussions with that third party.

     During April 2002, William Blair and representatives from the Company met on several occasions with the third party and their advisors to discuss several matters, including the appropriate structure of the potential transaction and an appropriate valuation of the Company. On April 29, 2002, the Board met with its legal and financial advisors to consider the status of the negotiations. William Blair summarized the potential transaction under discussion with the third party, which continued to involve a cash and equity transaction, and pursuant to which some, but not all, of the Company's stockholders would receive certain liquidity guarantees for their Shares. After discussion, the Board instructed management of the Company to continue their discussions with the third party, with a goal of structuring the transaction in a manner that treated all stockholders equally.

     On May 3, 2002, the Company entered into a non-binding letter of intent with the third party pursuant to which the stockholders of the Company would receive a combination of equity and cash in a merger with the third party. Significant details of the transaction were not resolved at the time of the execution of the letter of intent, but the parties agreed to negotiate exclusively with one another for a specified period of time. After a series of additional meetings and continued negotiations, on May 23, 2002, the parties concluded that they would not reach agreement on several important matters, the negotiations were terminated and the Company was released from its agreement of exclusivity. William Blair was then instructed to continue to explore strategic alternatives for the Company, including contacting parties potentially interested in a business combination transaction.

     Including the aforementioned third party, William Blair contacted on a confidential basis approximately fifty parties. Between May 30, 2002 and June 17, 2002, the Company executed confidentiality agreements with approximately twenty parties to whom William Blair subsequently provided a descriptive memorandum that included confidential non-public information regarding the Company. During this period the Company also held in-person or telephonic discussions with approximately ten of the parties that executed confidentiality agreements.

     In connection with this process, on May 30, 2002, William Blair contacted SBI and informed it of the procedures established for the Company's consideration of its strategic alternatives. William Blair forwarded to SBI a one-page summary of the Company and a confidentiality agreement to be executed by SBI in order to receive the confidential descriptive memorandum. The confidentiality agreement was executed on June 3, 2002 and the descriptive memorandum was forwarded to SBI on June 5, 2002.

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     At a June 4, 2002 Board meeting, representatives from William Blair provided an overview of the activities to date and the Board members discussed a range of potential transactions. Senior management and William Blair were instructed to continue their efforts.

     By June 18, 2002, William Blair had received initial non-binding indications of interest from six parties, including an indication of interest of up to $32.5 million in cash from SBI, subject to certain conditions. William Blair also received requests from three additional parties to permit the submission of indications of interest shortly after June 18, 2002. These nine parties were invited to conduct due diligence on the Company, which included direct discussions with senior management and certain members of the Board, and were provided access to confidential documents regarding the Company that were maintained in a data room.

     At a June 19, 2002 Board meeting, William Blair discussed the status of the discussions to date, and summarized the indications of interest that had been received. Senior management of the Company presented an analysis of the likely liquidation value of the business, and the expected cost and time involved with discontinuing operations. The Board discussed the various possibilities, as well as the appropriate process for considering each alternative, with the Company's financial and legal advisors. After a discussion, management was instructed to continue the current discussions with each party, with a goal of determining the transaction most advantageous to the Company's stockholders. Management was also asked to continue to evaluate the possible liquidation value of the Company and to determine all known cash obligations and reserves of the Company.

     On June 26, 2002, a meeting between SBI and Company personnel was held at William Blair's offices in Chicago, during which there were discussions regarding the Company's business, cash requirements, and its potential integration with SBI's business. This meeting was attended by Mr. Mattingly, Tim Pierce, Chief Financial Officer, and Mark Ostler, Vice President of Finance, on behalf of SBI, and Mr. Puryear, Bill Davis, Chief Financial Officer, and Jack Kraft, Chairman of the Board of Directors, on behalf of the Company. Following this meeting, Messrs. Mattingly, Pierce and Ostler examined the materials made available to them in a data room.

     Between June 19, 2002 and June 27, 2002, senior management made presentations describing the Company to eight of the interested parties, and the potential of a possible transaction was discussed with each of the parties.

     On June 28, 2002, William Blair received revised non-binding indications of interest from seven parties, including SBI who submitted a revised indication of interest of up to $37.0 million in cash, subject to certain conditions. On June 28, 2002, the Company's Board met to discuss the Company's strategic alternatives, including the possible liquidation and dissolution of the Company. Management advised the Board that the liquidation alternative was likely to result in $0.85 to $1.05 per share, with a possibility of a payment to stockholders of less than $0.85 per share. The Board also was advised that the proceeds of any liquidation would likely be distributed to stockholders in more than one installment, with the possibility of such payments being delayed for up to several years depending on the Company's contingent liabilities. At this meeting, the Board also discussed the non-binding indications of interest received by William Blair. Those indications of interest included two all cash transaction structures, as well as five transaction structures that would involve some or all of the Company's stockholders accepting equity in lieu of cash. After a discussion of each alternative, the Board instructed William Blair to invite four of the parties with offers deemed by the Board to have the highest value to stockholders and the highest likelihood of closing, including SBI, to perform more thorough due diligence between July 1, 2002 and July 11, 2002. Three of the four parties, including SBI, engaged in additional due diligence, including direct discussions with senior management, other key personnel of the Company and certain members of the Board, as well as access to confidential documents regarding the Company that were maintained in a data room. Three parties were also given a draft acquisition agreement that was to be revised and submitted along with a final binding indication of interest no later than July 12, 2002, and the Company requested the fourth party to provide its draft acquisition agreement to the Company for review.

     On July 3, 2002, a meeting between SBI and Company personnel was held at William Blair's offices in Chicago, during which there were discussions regarding the Company's geographic offices, the Company's personnel and their potential integration with SBI's business. This meeting was attended by Mr. Mattingly and Ned Stringham, SBI's chief executive officer, on behalf of SBI, Mr. Puryear, Mr. Davis, Mr. Kraft, Mark Tebbe, a director of the Company, Karen Hamilton, Managing Director, and Marv Richardson, Managing Director, on behalf of the Company, and representatives of William Blair.

     On July 10, 2002, a meeting between SBI and the Company was held at William Blair's offices in Chicago, during which there were further discussions regarding the Company's revenue backlog, near term cash requirements, Company personnel, and their potential integration with SBI's business. This meeting was attended by Mr. Mattingly, on behalf of SBI, and Messrs. Puryear, Kraft and Richardson and Ms. Hamilton, on behalf of the Company. In addition to the three face-to-face meetings, senior management of SBI and the Company communicated frequently.

     Between June 26, 2002 and July 11, 2002, senior management of the Company conducted similar meetings with representatives from two of the other three parties and their advisors, and both of these parties met with key members of the Company's senior management, as well as Messrs. Kraft, Tebbe and James Cowie, a director of the Company. Representatives of William Blair discussed various matters with the fourth party, but little progress was made in those discussions.

     On July 12, 2002, William Blair received indications of interest from three parties, including SBI. SBI was the only party to submit an all cash indication of interest and provide comments on the draft acquisition agreement. The other indications of interest that the Company received related to transactions pursuant to which (i) a privately-held company would issue cash to certain of the Company's stockholders and a combination of cash and equity to other stockholders as part of a going-private transaction, and (ii) the Company would acquire a privately-held company in a reverse merger pursuant to which the Company would pay cash and issue its common stock to the stockholders of the privately-held company, such that the Company's stockholders would own approximately 20% of the combined company, and a cash distribution would be made to the Company's stockholders. Neither party submitting these other indications of interest provided comments on, or drafts of, transaction documents, and neither was prepared to enter into definitive documentation in the immediate future.

     At a Board meeting held on July 12, 2002, the Board discussed the Company's strategic alternatives, including each indication of interest, with representatives from William Blair and Jenner & Block. At this meeting, William Blair informed the Board that SBI had increased the consideration to be paid in the Offer and the Merger to $41.0 million for all outstanding Shares. After a discussion of the detailed contract markup submitted by SBI, management was instructed to attempt to negotiate an acquisition agreement with SBI.

     Between July 12 and July 17, 2002, representatives from the Company, SBI and their respective advisors continued negotiation of the Acquisition Agreement and the related transaction documents. On July 12, 2002, Mr. Mattingly had a telephone conference with the Company and its advisors, including Mr. Puryear, Ms. Hamilton and Mike Appel, Wes Wright and Austin Morris, principals of the Company. On July 15, 2002, the Board received an update regarding the status of the negotiations. The Board provided guidance to management with respect to the negotiation of the transaction with SBI, and requested further updates as developments warranted. On July 17, 2002, Mr. Mattingly met with Messrs. Puryear, Kraft and Davis to conduct additional due diligence and to discuss various post consummation matters. Also on July 17, 2002, the Board conducted a special meeting to receive an update on the Company's negotiations with SBI, during which the Board provided guidance for continued negotiations with SBI.

     On July 18, 2002, a meeting of the Board was held to consider the terms of the transaction with SBI. Jenner & Block reviewed with the Board the terms of the proposed Acquisition Agreement and the related transaction documents as negotiated with SBI and its counsel. William Blair also presented its oral fairness opinion, confirmed in writing as of July 18, 2002, to the effect that as of the date of the opinion and based upon and subject to the assumptions and qualifications set forth therein, the $1.10 per share cash consideration to be received by stockholders from SBI was fair, from a financial point of view, to such holders. After a discussion, the Board approved and authorized the Acquisition Agreement and the transactions contemplated therein, including the Stockholders Agreement and the transactions contemplated thereby, determining that the proposed Offer and Merger were fair to and in the best interests of the stockholders of the Company. The Board further determined to recommend that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer and adopt the Acquisition Agreement.

     The Acquisition Agreement was executed by the Company and SBI on the evening of July 18, 2002, and the transaction was publicly announced on July 19, 2002.

     RECOMMENDATION OF THE BOARD

     The Board has (i) determined that the Offer and the Merger are in the best interests of the Company and its stockholders, (ii) approved the Acquisition Agreement and the transactions provided for therein, and (iii) recommended that stockholders of the Company tender their Shares in the Offer, and, if necessary under the Delaware Act, approve and adopt the Acquisition Agreement and the Merger.

     ACCORDINGLY, THE BOARD RECOMMENDS THAT HOLDERS OF SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     REASONS FOR THE RECOMMENDATION

     In reaching its decision to approve the Acquisition Agreement and recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer, the Board considered a number of factors, including:

     o The Company's current and historical financial condition and results of operations, as well as the present and prospective value of the Company as a going-concern and the strategic alternatives available to the Company as a stand-alone enterprise;

     o The Company's continuing decline in revenues and the current and expected conditions in the technology consulting industry, and the current uncertainties with respect to the industry, the economic environment and general market conditions;

     o The continuing challenges facing the Company, including competition in each part of the Company's business from other industry participants, the trend towards consolidation or bankruptcy among technology consulting companies, and the implications of those challenges and trends for the Company as a stand-alone company;

     o The price to be paid pursuant to the Offer and the Merger, which represented a 100% premium over the closing price of the Shares on July 18, 2002, as well as a substantial premium over the recent trading prices for the Shares; the market prices and financial data relative to other companies engaged in the same or similar businesses as the Company and the prices and other terms of recent acquisition transactions in the Company's industry;

     o The opinion of William Blair to the Board as to the fairness, from a financial point of view and as of the date of the opinion, of the $1.10 per Share in cash to be received in the Offer and the Merger by the holders of Shares (other than SBI and its affiliates). A summary of William Blair's opinion is set forth under the caption "Opinion of Financial Advisor to the Company" below. The full text of the written opinion of William Blair dated July 18, 2002, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached as Annex A to this Statement and is incorporated herein by reference. THE OPINION OF WILLIAM BLAIR IS ADDRESSED TO THE BOARD, RELATES ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE CONSIDERATION TO BE RECEIVED IN THE OFFER AND THE MERGER BY THE HOLDERS OF SHARES (OTHER THAN SBI AND ITS AFFILIATES), AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER OR NOT SUCH STOCKHOLDER SHOULD TENDER SHARES IN THE OFFER, HOW SUCH STOCKHOLDER SHOULD VOTE ON THE MERGER OR AS TO ANY OTHER MATTER RELATING TO THE OFFER AND THE MERGER. HOLDERS OF SHARES ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY;

     o The fact that the Acquisition Agreement provides for a prompt cash tender offer for all outstanding Shares to be followed by the Merger at the same cash price per Share, thereby enabling the Company's stockholders to obtain the benefits of the Offer at the earliest possible time;

     o The advice of senior management as to the likely amount and timing of cash distributions to the Company's stockholders in connection with a liquidation of the Company;

     o The process by which the Board, with the assistance of senior management and the Company's financial and legal advisors, evaluated the Company's strategic alternatives, including liquidation, continuing to operate as an independent company or engaging in a business combination with another company;

     o The various terms and conditions of the indications of interest received from third parties that expressed an interest in entering into a business combination with the Company;

     o    The possible de-listing of the Shares from the Nasdaq National Market;

     o The fact that certain stockholders of the Company, possessing an aggregate of approximately 56% of the issued and outstanding Shares (approximately 45% on a fully diluted basis), were prepared to enter into the Stockholders Agreement with SBI and the Purchaser, by which they would agree, subject to certain conditions, to tender their Shares in the Offer;

     o The potential conflicts of interest between the Company, on the one hand, and certain of the Company's officers and directors, on the other, in connection with the Offer and the Merger;

     o    The specific terms of the Acquisition Agreement, including:

          o The Board's ability to withdraw or modify its recommendation of the Acquisition Agreement or the Merger to the extent that the Board determines in good faith after consultation with its legal counsel that the failure to withdraw or modify such recommendation would be inconsistent with its fiduciary duties under applicable law;

          o The fact that the Acquisition Agreement permits the Company to request clarification from a person or entity that makes an "Acquisition Proposal" (as defined in the Acquisition Agreement) to ascertain whether such Acquisition Proposal is a "Superior Proposal" (as defined in the Acquisition Agreement);

          o The Company's ability to entertain Acquisition Proposals if certain conditions are satisfied, including that the Acquisition Proposal was not solicited by the Company and the Board determines that the Acquisition Proposal is reasonably likely to lead to a Superior Proposal;

          o The Company's right to terminate the Acquisition Agreement prior to consummation of the Offer to enter into a transaction with a third party that the Board determines to be a Superior Proposal if the Company pays a termination fee of $750,000 to SBI and reimburses SBI for documented out-of-pocket expenses of up to $500,000;

     o The ability of the Company stockholders who object to the Merger to obtain "fair value" for their Shares if they properly exercise their appraisal rights under the Delaware Act;

     o The right of the Company to terminate the Acquisition Agreement if the Offer is not consummated by October 1, 2002; and

     o The covenants in the Acquisition Agreement restricting the conduct of the Company's business prior to the consummation of the Merger only to conduct that is in the ordinary course consistent with past practice, as well as various other operational restrictions on the Company prior to the consummation of the Merger.

     The Board recognized that, while the Offer gives the Company's stockholders the opportunity to realize a significant premium over the price at which the Shares were traded prior to the public announcement of the Offer, adopting the Acquisition Agreement would eliminate the opportunity for the Company's stockholders to participate in the future growth and profits of the Company. The Board also realized that the termination fee and expense reimbursement required by the terms of the Acquisition Agreement to be paid by the Company in certain circumstances would make it more costly for another potential purchaser to acquire the Company. The Board believed that the loss of the opportunity to participate in the growth and profits of the Company following the Offer and the risks associated with the termination fee and expense reimbursement were reflected in the $1.10 per Share price offered by SBI in the Offer, and that termination fee and expense reimbursement provisions are not unusual in transactions of this type.

     The foregoing discussion of the material factors considered by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer, the Merger and the Acquisition Agreement, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation. In addition, individual members of the Board may have assigned different weights to different factors.

     OPINION OF FINANCIAL ADVISOR TO THE COMPANY

     William Blair acted as financial advisor to the Company in connection with the Offer, the Merger and the Acquisition Agreement and related matters. The Company asked William Blair to render an opinion as to whether the cash consideration proposed to be paid to the Company stockholders pursuant to the Offer, the Merger and the Acquisition Agreement was fair to Company stockholders from a financial point of view. On July 18, 2002, William Blair delivered an oral opinion, confirmed in writing, to the Company's Board of Directors, that, as of that date and based upon and subject to the assumptions and qualifications stated in its opinion, the cash consideration was fair to Company stockholders from a financial point of view.

     The full text of William Blair's written opinion, dated July 18, 2002, which describes the assumptions made, general procedures followed, matters considered, and limitations on the scope of review undertaken by William Blair in rendering its opinion, is attached as Annex A to this Statement and is incorporated herein by reference. William Blair's opinion is directed only to the fairness, from a financial point of view and as of the date of the opinion, of the cash consideration to be received by the Company stockholders (other than SBI and its affiliates), and William Blair's opinion does not constitute a recommendation to any stockholder as to whether to tender their Shares in the Offer. The following summary of William Blair's opinion is qualified in its entirety by reference to the full text of the opinion attached as Annex A to this Statement. William Blair has consented to the attachment of its opinion as Annex A to this Statement and to the inclusion of the summary set forth below. The Company stockholders are urged to read the opinion carefully and in its entirety.

     In connection with its opinion, William Blair reviewed, among other things:

     o The Acquisition Agreement and Agreement and Plan of Merger dated as of July 18, 2002;

     o Audited historical financial statements of the Company for the three years ended December 31, 2001;

     o Unaudited financial statements of the Company for the three months ended March 31, 2002;

     o Certain internal business, operating and financial information, analyses and forecasts of the Company (the "Internal Analyses"), prepared by the senior management of the Company, including, without limitation, an analysis regarding a possible cessation of the Company's business followed by a liquidation of the Company's assets and an analysis of the financial impact on the Company of the Company's pending restructuring;

     o Information regarding publicly available financial terms of certain other business combinations it deemed relevant;

     o The financial position and operating results of the Company compared with those of certain other publicly traded companies it deemed relevant;

     o Current and historical market prices and trading volumes of the Shares; and

     o    Certain other publicly available information on the Company.

     William Blair also discussed the matters listed above with members of the senior management of the Company, considered other matters which it deemed relevant to its inquiry and took into account the accepted financial and investment banking procedures and considerations it deemed relevant.

     In rendering its opinion, William Blair assumed and relied, without independent verification, upon the accuracy and completeness of all the information examined by or otherwise reviewed or discussed with William Blair for purposes of its opinion, including the Internal Analyses provided by senior management. William Blair did not make or obtain an independent valuation or appraisal of the assets, liabilities or solvency of the Company. William Blair was advised by the senior management of the Company that the Internal Analyses it examined were reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of the Company. In that regard, William Blair assumed, with the Company's consent, that (i) the Internal Analyses were accurate and (ii) all material assets and liabilities (contingent or otherwise) of the Company were as set forth in the Company's financial statements or other information made available to William Blair. William Blair expressed no opinion with respect to the Internal Analyses or the estimates and judgments on which they are based.

     William Blair's opinion was based upon economic, market, financial and other conditions existing on, and other information disclosed to it as of, July 18, 2002. It should be understood that, although subsequent developments may affect its opinion, William Blair does not have any obligation to update, revise or reaffirm its opinion. William Blair assumed that the Offer and the Merger would be consummated on the terms described in the Acquisition Agreement, without any waiver of any material terms or conditions by the Company. William Blair made no independent investigation as to any legal matter regarding the Offer, the Merger or the Acquisition Agreement and William Blair did not express any opinion with regard to any such matter.

     William Blair's investment banking services and its opinion were provided for the use and benefit of the Company's Board of Directors in connection with its consideration of the transactions contemplated by the Acquisition Agreement. William Blair's opinion was limited to the fairness, from a financial point of view, to the stockholders of the Offer Price. William Blair did not address the merits of the underlying decision by the Company to engage in the Offer and the Merger, and its opinion does not constitute a recommendation to any stockholder whether to tender their Shares in the Offer or as to how such stockholder should vote with respect to the Merger.

     The following discussion summarizes the material financial analyses William Blair performed in arriving at its opinion. William Blair reviewed with the Company's Board of Directors the assumptions upon which its analyses were based, as well as other factors, on July 18, 2002. The summary set forth below is not a complete description of the analyses performed or factors considered by William Blair.

     OPERATIONAL PERFORMANCE ANALYSIS. William Blair examined the recent financial and operational history of the Company. William Blair noted that 2001 revenue decreased 44.9% from 2000 revenue and 2002 revenue was projected by senior management to be 32.0% below 2001 revenue. William Blair noted that the Company's ability to project financial performance is hindered by difficult general economic and specific industry conditions, which has resulted in an inability to predict revenues reliably beyond the current revenue backlog of one to two months. William Blair noted that corresponding operating profit margins over the last six quarters ranged from -16.8% to -79.5% and have an average of -52.7%. William Blair noted that cash reserves had diminished from $83.9 million as of December 31, 2000 to approximately $48.0 million as of June 30, 2002, as then projected by senior management. William Blair further noted, based on analyses performed and estimates provided by senior management, that after accounting for all estimated cash payments and cash reserves by the Company between June 30, 2002 and the expected closing of the transaction on August 31, 2002, cash losses through operations, severance and bonus payments to employees, excess rent reserves through the end of property lease terms, transaction costs associated with the Offer and the Merger, and post-transaction directors and officers insurance, the Company would have an available cash balance of approximately $37.6 million as of August 31, 2002.

     STOCK ANALYSIS. William Blair examined the history of the trading prices and volume for the Shares and common stocks of publicly held companies in businesses William Blair believed were comparable to the Company.

     William Blair noted that the 52-week intra-day trading range for the Company's stock price was $0.52 to $1.43 per share. William Blair noted that the Company's stock price decreased 54.5% during 2002 through July 17, 2002, and 97.3% since the Company's initial public offering on February 18, 2000. William Blair also noted that 79.8% of the Company's stock had traded at or below the Offer Price of $1.10 per share during the preceding twelve months. William Blair noted that the dollar value of the Company's average daily trading volume in 2001 was approximately $76,000, or 90.6% below the median dollar value of the average daily trading volume of publicly traded companies deemed most comparable to the Company. The dollar value of the Company's average daily trading volume from January 1, 2002 through July 17, 2002, was approximately $37,000, or 87.6% below the median dollar value of the average daily trading volume of publicly traded companies deemed most comparable to the Company.

     William Blair also noted the Company's lack of equity research coverage and lack of meaningful institutional stockholder ownership. In addition, William Blair noted the Company's written notification on June 3, 2002 by Nasdaq warning the Company of a possible de-listing unless the closing bid price for the Shares exceeds $1.00 per share for at least 10 consecutive trading days prior to September 3, 2002.

     ANALYSIS OF CERTAIN PUBLICLY TRADED COMPANIES FOR THE COMPANY. William Blair reviewed and compared the Company's financial information to corresponding financial information, ratios and public market valuation multiples for comparable publicly traded companies in the information technology consulting industry. These publicly traded companies included Answerthink, Inc., Braun Consulting, Inc., Divine, Inc., Inforte Corporation, Modem Media, Inc., Razorfish, Inc., Sapient Corporation, Scient, Inc., Tanning Technology Corporation, and Technology Solutions Company. William Blair selected these companies because they are the publicly traded companies whose operations William Blair believed are most comparable to the Company. William Blair compared the trading multiples of these companies at the date one day prior to the date of William Blair's opinion to the implied Offer multiples of the Offer Price. William Blair noted that none of the selected companies is identical to the Company. Accordingly, any analysis of the selected publicly traded companies necessarily involved complex considerations and judgments concerning the differences in financial and operating characteristics and other factors that would necessarily affect the analysis of trading multiples of the selected publicly traded companies.

     Among the information William Blair considered were revenue; earnings before interest, taxes, depreciation and amortization, commonly known as EBITDA; net income; earnings per share; gross profit margins; EBITDA and EBIT margins and net income margins; growth in revenues and net income; revenue and net income estimates for calendar year 2002; return on assets; and equity and capital structure. Since both the Company and a majority of the comparable companies William Blair selected generated negative EBITDA, EBIT and earnings per share, William Blair determined it would be inappropriate to consider the few corresponding trading multiples as relevant when determining the fairness of the cash consideration. The multiples and ratios implied by the Offer Price and for the comparable companies were based on the most recent publicly available financial information and the comparable companies' closing share prices on July 17, 2002. Revenue estimates for calendar year 2002 were based on projections from senior management for the Company and projections from Bloomberg for the comparable companies.

     For the analysis of certain publicly traded companies, William Blair calculated the trading multiples of equity value, or "Equity Value," to revenue for the latest twelve months ended March 31, 2002, or "LTM Revenue," to revenue for the three months ended March 31, 2002 annualized, or "Latest Quarter Revenue Annualized," and to projected revenue for calendar year 2002, or "2002P Revenue." William Blair also calculated the trading multiples of Equity Value plus book value of total debt less cash and equivalents, or "Enterprise Value," to LTM Revenue, Latest Quarter Revenue Annualized, and to 2002P Revenue.

     Information regarding the multiples implied by the Offer compared to the trading multiples from William Blair's analysis of selected information technology consulting companies is set forth in the following table:


                                                                         SELECTED INFORMATION CONSULTING
                                                                              TECHNOLOGY COMPANIES
                                           IMPLIED                             TRADING MULTIPLES
                                            OFFER
              MULTIPLE                     MULTIPLES              RANGE                MEAN            MEDIAN
--------------------------------------  ---------------  ------------------------  --------------  --------------
Equity Value to LTM Revenue                  1.15x            0.02x to 2.34x          0.63x            0.47x

Equity Value to Latest Quarter               1.37x            0.04x to 2.56x          0.83x            0.48x
Revenue Annualized

Equity Value to 2002P Revenue                1.50x            0.41x to 2.78x          1.08x            0.64x

Enterprise Value to LTM Revenue              0.14x           -1.01x to 1.08x          0.07x            0.09x

Enterprise Value to Latest Quarter           0.16x           -4.42x to 1.07x         -0.29x            0.07x
Revenue Annualized

Enterprise Value to 2002P Revenue            0.18x           -3.22x to 1.29x         -0.25x            0.04x

     William Blair noted that the implied Offer multiples for the Company at the proposed Offer Price of $1.10 per share were in each case within the relevant range and above the mean and median trading multiple implied by the comparable publicly traded company analysis.

     COMPARABLE ACQUISITIONS ANALYSIS. William Blair analyzed recent merger or acquisition transactions in the information technology consulting industry that William Blair believed were generally comparable, in whole or in part, to the Offer. William Blair examined seventeen transactions announced and closed between January 1, 2001 and July 17, 2002. The selected transactions were not intended to be representative of the entire range of possible transactions in the information technology consulting industry. William Blair compared the purchase multiples of these transactions to the implied Offer multiples. William Blair noted that none of the selected companies or transactions is identical to the Company, the Offer or the Merger.

     For the analysis of comparable acquisitions, William Blair reviewed the consideration paid in these transactions in terms of the Enterprise Value and in terms of the price paid for the common stock, or the "Equity Purchase Price." William Blair reviewed both Enterprise Value and Equity Purchase Price as a multiple of revenues for the latest twelve months prior to the announcement of these transactions, or "LTM Prior Revenues," and as a multiple of revenues for the latest quarter prior to the announcement of these transactions annualized, or "Latest Quarter Prior Revenue Annualized," and projected revenues for the current calendar year following the announcement of these transactions based on published equity research analyst estimates for the respective companies at the time of announcement, or "CY Revenues." Other multiples of Enterprise Value and Equity Purchase Price calculated by William Blair were not deemed relevant by William Blair due to the Company's operating losses over the last twelve months.

     Information regarding the multiples implied by the terms of the Offer compared to the purchase multiples from William Blair's analysis of selected information technology consulting company acquisitions is set forth in the following table:


                                                                           SELECTED TRANSACTIONS IN THE
                                                                             INFORMATION TECHNOLOGY
                                                                               CONSULTING INDUSTRY
                                                IMPLIED                        PURCHASE MULTIPLES
                                                 OFFER
                   MULTIPLE                    MULTIPLES              RANGE            MEAN           MEDIAN
      ----------------------------------  ------------------  -------------------  ------------  --------------
      Equity Purchase Price to LTM               1.15x           0.13x to 2.15x       0.90x           0.51x
      Prior Revenue

      Equity Purchase Price to Latest            1.37x           0.28x to 2.86x       1.08x           0.57x
      Quarter Prior Revenue Annualized

      Equity Purchase Price to CY                1.50x           0.09x to 2.56x       1.00x           0.71x
      Revenue

      Enterprise Value to LTM Prior              0.14x           -0.95x to 1.81x      0.57x           0.34x
      Revenue

      Enterprise Value to Latest                 0.16x           -1.14x to 2.41x      0.73x           0.43x
      Quarter Prior Revenue Annualized

      Enterprise Value to CY Revenue             0.18x           -1.32x to 2.16x      0.58x           0.51x

     William Blair noted that the implied Offer multiples at the proposed Offer Price of $1.10 per share were each case within the relevant range implied by the comparable acquisitions analysis. William Blair also noted that the implied Offer multiples for the Company at the proposed Offer Price of $1.10 per share on an Equity Purchase Price basis and on an Enterprise Value basis were above and below, respectively, the mean and median multiples implied by the comparable acquisitions analysis.

     PREMIUM ANALYSIS OF COMPARABLE TRANSACTIONS. In addition to evaluating purchase multiples in transactions in the information technology consulting industry, William Blair analyzed the premiums paid over a public company's stock price prior to the announcement of a transaction in the same seventeen transactions in the information technology consulting industry deemed by William Blair to be relevant, which were announced and closed between January 1, 2001 and July 17, 2002. The implied Offer premiums for the Company were based on its closing price on July 17, 2002. The premium analysis conducted by William Blair indicated the following:


                                                                SELECTED TRANSACTIONS IN THE
                                                                   INFORMATION TECHNOLOGY
                                                                     CONSULTING INDUSTRY
                                    IMPLIED                             PREMIUMS PAID
                                     OFFER
                 PREMIUM           PREMIUMS             RANGE                 MEAN         MEDIAN
      -----------------------  ---------------  ------------------------  -------------  -----------
      One day before                100.0%            -46.0% to 205.0%        54.7%         38.3%

      One week before                83.3%            -37.9% to 231.0%        68.1%         61.2%

      Four weeks before              52.8%            -49.1% to 240.9%        74.4%         56.1%

     William Blair noted that the implied Offer premiums at the proposed Offer Price of $1.10 per share were each case within the relevant range implied by the premiums paid in selected transactions in the information technology consulting industry. William Blair also noted that the implied Offer premium for the Company at the proposed Offer Price of $1.10 per share one day and one week before announcement was above, while for the four weeks before announcement the implied Offer premium was below, the mean and median acquisition premiums in selected transactions in the information technology consulting industry.

     PREMIUM ANALYSIS OF CASH ACQUISITIONS OF PUBLIC COMPANIES. William Blair analyzed the premiums paid over a public company's stock price prior to the announcement of a transaction in 60 transactions with transaction values between $20 million and $100 million announced and closed between January 1, 2001 and July 12, 2002 that were completed using substantially all cash as consideration. The implied Offer premiums for the Company were based on its closing price on July 17, 2002. The premium analysis conducted by William Blair indicated the following:


                                                                  PUBLIC TRANSACTIONS
                                                                  ACQUIRED WITH CASH
                                   IMPLIED                          PREMIUMS PAID
                                    OFFER
              PREMIUM              PREMIUMS             RANGE                 MEAN         MEDIAN
      -----------------------  ---------------  ------------------------  -------------  -----------
      One day before                100.0%         -24.3% to 268.8%          45.3%          31.4%

      One week before                83.3%         -22.8% to 268.8%          54.5%          42.9%

      Four weeks before              52.8%         -41.4% to 268.8%          61.7%          44.8%

     William Blair noted that the implied acquisition premium for the Company at the proposed Offer Price of $1.10 per share was in each case within the relevant range implied by premiums paid in the selected transactions. William Blair also noted that the implied Offer premiums at the proposed price of $1.10 per share one day and one week before announcement was above, while for the four weeks before announcement the implied Offer premium was below and above, respectively, the mean and median premium implied by the premiums paid in the 60 cash transactions of publicly traded companies since January 1, 2001 between $20 and $100 million of transaction value.

     PREMIUM ANALYSIS OF ACQUISITIONS OF PUBLIC COMPANIES WITH SUBSTANTIAL TARGET CASH. William Blair analyzed the premiums paid over a public company's stock price prior to the announcement of a transaction in 7 transactions between $20 million and $150 million in transaction value announced and closed between January 1, 2000 and July 17, 2002 in which the acquired company had net cash balances of at least 50% of transaction equity value. The implied Offer premiums for the Company were based on its closing price on July 17, 2002. The premium analysis conducted by William Blair indicated the following:


                                                          PUBLIC TRANSACTIONS WITH
                                                     SUBSTANTIAL CASH BALANCES AT CLOSING
                                   IMPLIED                       PREMIUMS PAID
                                    OFFER
              PREMIUM              PREMIUMS             RANGE                 MEAN         MEDIAN
      -----------------------  ---------------  ------------------------  -------------  -----------
      One day before                 100.0%          8.8% to 113.2%           52.2%         60.0%

      One week before                83.3%           9.5% to 116.2%           71.4%         85.1%

      Four weeks before              52.8%         -17.5% to 154.9%           79.6%         80.0%

     William Blair noted that the implied Offer premiums at the proposed Offer Price of $1.10 per share were each case within the relevant range implied by the premiums paid in the 7 cash transactions of publicly traded companies with net cash balances of at least 50% of transaction equity value announced and closed between January 1, 2000 and July 17, 2002 with transaction value between $20 and $150 million. William Blair noted that the implied Offer premiums for the Company at the proposed Offer Price of $1.10 per share one day before announcement was above, one week before was above and below, respectively, and four weeks before was below, the mean and median premium implied by the premiums paid in the 7 transactions.

     MANAGEMENT LIQUIDATION ANALYSIS. William Blair reviewed an analysis prepared by the Company's senior management and presented to the Company's Board of Directors in which the Company's operations would be terminated and the assets of the Company would be liquidated for cash and distributed to the stockholders. William Blair reviewed the methodology, estimates and assumptions used by senior management in preparing this analysis. Senior management's analysis of the value to stockholders in liquidation suggested that a reasonable range of value to be distributed to stockholders would be $0.85 to $1.05 per share. William Blair noted that senior management further estimated that approximately 70% of this value, or approximately $0.60 to $0.74 per share, would be distributed to stockholders initially upon liquidation, with the remaining balance of $0.11 to $0.31 per share paid to stockholders over a two to three year period pending the resolution of any residual claims against the Company.

     GENERAL. This summary is not a complete description of the analysis performed by William Blair. The preparation of a fairness opinion involves determinations about the most appropriate and relevant methods of financial analysis and the application of these methods in particular circumstances. As a result, a fairness opinion is not easily summarized. The preparation of a fairness opinion does not involve a mathematical evaluation or weighing of the results of the individual analyses performed, but requires William Blair to exercise its professional judgment, based on its experience and expertise, in considering a wide variety of analyses taken as a whole. Each of the analyses conducted by William Blair was carried out in order to provide a different perspective on the transaction and add to the total mix of information available. William Blair did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion about the fairness of the cash consideration. Rather, in reaching its conclusion, William Blair considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole. William Blair did not place particular reliance or weight on any particular analysis, but instead concluded that its analyses, taken as a whole, supported its determination. William Blair believes that its analyses must be considered as a whole. Selecting portions of William Blair's analyses and the factors considered by it, without considering all analyses and factors, may create an incomplete view of the evaluation process underlying its opinion. No company or transaction used in the above analyses as a comparison is directly comparable to the Company, the Offer or the Merger. In performing its analyses, William Blair made numerous assumptions with respect to industry performance, business and economic conditions and other matters. The analyses performed by William Blair are not necessarily indicative of future actual values and future results, which may be significantly more or less favorable than suggested by these analyses.

     William Blair was not retained as an advisor or agent to the Company's stockholders or any other person. The Company retained William Blair solely as an advisor to the Company's Board of Directors. William Blair's opinion is not an opinion about the price at which the Shares would trade at any time. The Company's Board of Directors determined the cash consideration in arms-length negotiations in which William Blair advised the Company's Board of Directors. The Company did not impose any restrictions or limitations on William Blair with respect to the investigations made or the procedures that William Blair followed in rendering its opinion.

     William Blair is a nationally recognized firm and is regularly engaged in the valuation of businesses and securities in connection with merger transactions and other types of strategic combinations and acquisitions. In the ordinary course of its business, William Blair and its affiliates may actively trade securities of the Company for their own account and for the accounts of their customers and, accordingly, may hold a long or short position in such securities.

     INTENT TO TENDER

     To the Company's knowledge, each executive officer, director, affiliate and subsidiary of the Company currently intends, subject to compliance with applicable laws and Section 16(b) of the Exchange Act, to tender all of the Shares held of record or beneficially owned by them pursuant to the Offer. Each option to purchase Shares held by directors and executive officers as of the Effective Time will be cancelled and will be deemed to constitute an option to receive from the Company, on the same terms and conditions as were applicable under such option immediately prior to the Merger, an amount equal to the excess, if any, of the Offer Price over the exercise price for each Share purchasable pursuant to such Company option immediately prior to the Merger.

ITEM 5.   PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

     The Company retained William Blair as its financial advisor in connection with the Offer, the Merger and the Acquisition Agreement and related matters. Pursuant to the terms of this engagement, the Company paid William Blair a $100,000 retainer fee at the commencement of the engagement. The Company also agreed to pay William Blair a $200,000 fee upon the delivery of its fairness opinion dated July 18, 2002. In addition, upon consummation of the Merger, the Company has agreed to pay William Blair a fee equal to 1.75% of the total consideration to be paid by SBI in the Offer and the Merger, less a credit for $50,000 of the retainer that was previously paid and less any fee previously paid in connection with the fairness opinion. It is currently estimated that the aggregate of all such fees paid and payable to William Blair in connection with the Offer and the Merger will be approximately $800,000, subject to certain limitations. Pursuant to the engagement letter, if the Company were instead liquidated, William Blair would have been entitled to a fee equal to the lesser of $500,000 or 1.75% of the value paid or payable to stockholders in the liquidation, less a credit of $50,000 and less the amount of any opinion fee previously paid in connection with a fairness opinion. The Company will also reimburse William Blair for all out-of-pocket expenses, including fees and expenses of its counsel and any other independent experts retained by William Blair, reasonably incurred by it in connection with its engagement. In addition, the Company has also agreed to indemnify William Blair against certain liabilities and expenses in connection with its engagement, including certain liabilities incurred under the federal securities laws.

     Except as described above, neither the Company nor any person acting on its behalf has employed, retained, compensated, or used any person to make solicitations or recommendations to security holders of the Company with respect to the Offer or the Merger.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     No transactions in the Shares have been effected during the past 60 days by the Company or any of its subsidiaries or, to the best of the Company's knowledge, by any executive officer, director or affiliate of the Company.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     Except as set forth in this Statement, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of the Company's securities by the Company, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

     Except as set forth in this Statement, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in this Item 7.

ITEM 8.   ADDITIONAL INFORMATION.

     INFORMATION STATEMENT

     The Information Statement attached as Annex B hereto is being furnished in connection with the possible designation by SBI, pursuant to the Acquisition Agreement, of certain persons to be appointed to the Company's board of directors other than at a meeting of the Company's stockholders.

     ANTI-TAKEOVER STATUTE

     As the Company is a Delaware corporation, the provisions of Section 203 of the Delaware Act by their terms apply to the approval of the Offer and the Merger. The description of these provisions and their applicability to the approval of the Offer and the Merger are set forth under the caption "Legal Matters; Regulatory Approvals -- General" in the Offer to Purchase, which is incorporated herein by reference. At a meeting held on July 18, 2002, the Board approved the Acquisition Agreement and the transactions contemplated thereby (including the Stockholders Agreement), which approval rendered the restrictions on "business combinations" set forth in Section 203 of the Delaware Act inapplicable to the Acquisition Agreement, and the transactions contemplated thereby, including the Stockholders Agreement, the Offer and the Merger.

     APPRAISAL RIGHTS

     A description of the appraisal rights applicable to the Merger are set forth under the caption "The Merger -- Appraisal Rights" in the Offer to Purchase, which is incorporated herein by reference. The description of appraisal rights included in the Offer to Purchase does not purport to be complete and is qualified in its entirety by reference to Section 262 of the Delaware Act, which is filed as Exhibit (f) to the Offer to Purchase.

     MERGER PROVISIONS

     Under Section 253 of the Delaware Act, if SBI and the Purchaser acquire, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, the Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the Company's stockholders. However, if SBI and the Purchaser do not acquire at least 90% of the outstanding Shares, pursuant to the Offer or otherwise, a vote or the written consent of the Company's stockholders is required under the Delaware Act, and a longer period of time will be required to effect the Merger.

ITEM 9.           MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.
-----------

(a)(1)(A)         Offer to Purchase dated July 31, 2002 (filed as Exhibit
                  (a)(1)(A) to the Schedule TO and incorporated herein by reference).*

(a)(1)(B) Form of Letter of Transmittal (filed as Exhibit (a)(1)(B) to the Schedule TO and incorporated herein by reference).*

(a)(1)(C)         Form of Notice of Guaranteed Delivery (filed as Exhibit
                  (a)(1)(C) to the Schedule TO and incorporated herein by reference).*

(a)(1)(D) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (filed as Exhibit (a)(1)(D) to the Schedule TO and incorporated herein by reference).

(a)(1)(E) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (filed as Exhibit (a)(1)(E) to the Schedule TO and incorporated herein by reference).

(a)(1)(F) Summary Advertisement published on July 31, 2002 (filed as Exhibit (a)(5)(B) to the Schedule TO and incorporated herein by reference).

(a)(2)            Letter to stockholders from C. Rudy Puryear dated July 31,
                  2002.*

(a)(3)            Not Applicable.

(a)(4)            Not Applicable.

(a)(5)(A) Opinion of William Blair & Company, L.L.C, dated July 18, 2002 (included as Annex A hereto). *

(a)(5)(B) Information Statement pursuant to Section 14(f) of the Exchange Act (included as Annex B hereto).*

(d)(1) Acquisition Agreement and Agreement and Plan of Merger, dated as of July 18, 2002, by and among the Company, SBI and the Purchaser (filed as Exhibit (d)(1) to the Schedule TO and incorporated herein by reference).

(d)(2) Stockholders Agreement, entered into July 18, 2002, by and among SBI, the Purchaser, and certain stockholders of the Company (filed as Exhibit (d)(2) to the Schedule TO and incorporated herein by reference).

(d)(3) Confidentiality Agreement, dated as of May 30, 2002, and executed on June 3, 2002, between the Company and SBI (filed as Exhibit (d)(3) to the Schedule TO and incorporated herein by reference).

(e)               Not Applicable.

(g)               Not Applicable.



*  Mailed to stockholders.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         LANTE CORPORATION


                                         By:   /S/  C. RUDY PURYEAR
                                               --------------------
                                         Name: C. Rudy Puryear
                                         Title: President and Chief Executive
                                                Officer
Dated:  July 31, 2002

                                INDEX TO EXHIBITS

Exhibit No.       Description
-----------       -----------

(a)(1)(A)         Offer to Purchase dated July 31, 2002 (filed as Exhibit
                  (a)(1)(A) to the Schedule TO of SBI Holdings Inc., SBI and Company and SBI Acquisition Corp., filed with the Securities and Exchange Commission on July 31, 2002 (the "Schedule TO"), and incorporated herein by reference).

(a)(1)(B) Form of Letter of Transmittal (filed as Exhibit (a)(1)(B) to the Schedule TO and incorporated herein by reference).

(a)(1)(C)         Form of Notice of Guaranteed Delivery (filed as Exhibit
                  (a)(1)(C) to the Schedule TO and incorporated herein by reference).

(a)(1)(D) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (filed as Exhibit (a)(1)(D) to the Schedule TO and incorporated herein by reference).

(a)(1)(E) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (filed as Exhibit (a)(1)(E) to the Schedule TO and incorporated herein by reference).

(a)(1)(F) Summary Advertisement published on July 31, 2002 (filed as Exhibit (a)(5)(B) to the Schedule TO and incorporated herein by reference).

(a)(2)            Letter to stockholders from C. Rudy Puryear dated July 31,
                  2002.

(a)(3)            Not Applicable.

(a)(4)            Not Applicable.

(a)(5)(A) Opinion of William Blair & Company, L.L.C, dated July 18, 2002 (included as Annex A hereto).

(a)(5)(B) Information Statement pursuant to Section 14(f) of the Exchange Act (included as Annex B hereto).

(d)(1) Acquisition Agreement and Agreement and Plan of Merger, dated as of July 18, 2002, by and among Lante Corporation, SBI and Company and SBI Acquisition Corp. (filed as Exhibit (d)(1) to the Schedule TO and incorporated herein by reference).

(d)(2) Stockholders Agreement, entered into July 18, 2002, by and among SBI and Company, SBI Acquisition Corp., and certain stockholders of the Company (filed as Exhibit (d)(2) to the Schedule TO and incorporated herein by reference).

(d)(3) Confidentiality Agreement, dated as of May 30, 2002 and executed on June 3, 2002, between Lante Corporation and SBI and Company (filed as Exhibit (d)(3) to the Schedule TO and incorporated herein by reference).

(e)               Not Applicable.

(g)               Not Applicable.

                                                                         ANNEX A

                  [WILLIAM BLAIR & COMPANY, L.L.C. LETTERHEAD]

                                  July 18, 2002



     Board of Directors
     Lante Corporation
     600 North Fulton Street
     Suite 400
     Chicago, Illinois 60661

     Ladies and Gentlemen:

     You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock (collectively the "Stockholders") of Lante Corporation (the "Company") of the $1.10 per share in cash (the "Consideration") proposed to be paid to the Stockholders pursuant to the Acquisition Agreement and Agreement and Plan of Merger dated as of July 18, 2002 (the "Merger Agreement") by and among SBI and Company ("Parent"), SBI Acquisition Corp., a wholly-owned subsidiary of Parent ("Purchaser"), and the Company. Pursuant to the Merger Agreement, Parent will cause Purchaser to commence a tender offer (the "Tender Offer") for all outstanding shares of common stock of the Company, $0.01 par value per share ("Company Common Stock"), at a price of $1.10 per share. Pursuant to the terms and conditions set forth in the Merger Agreement, following the Tender Offer, Purchaser will be merged into the Company (the "Merger") and each share of Company Common Stock outstanding (other than shares owned by the Company, Parent, Purchaser or any of their respective subsidiaries or by any Stockholders who perfect appraisal rights under Delaware law) will be converted into the right to receive the Consideration upon consummation of the Merger.

     We are familiar with the Company and are providing currently, and have in the past provided from time to time, certain investment banking services to the Company, including merger and acquisition advisory services.

     In connection with our review of the proposed Tender Offer and Merger and the preparation of our opinion herein, we have examined: (a) the Merger Agreement; (b) audited historical financial statements of the Company for the three years ended December 31, 2001; (c) unaudited financial statements of the Company for the three months ended March 31, 2002; (d) certain internal business, operating and financial information, analyses and forecasts of the Company (the "Internal Analyses"), prepared by the senior management of the Company, including, without limitation, an analysis regarding a possible cessation of the Company's business followed by a liquidation of the Company's assets and an analysis of the financial impact on the Company of the Company's pending restructuring; (e) information regarding publicly available financial terms of certain other business combinations we deemed relevant; (f) the financial position and operating results of the Company compared with those of certain other publicly traded companies we deemed relevant; (g) current and historical market prices and trading volumes of the Company Common Stock; and
(h) certain other publicly available information on the Company. We have also held discussions with members of the senior management of the Company to discuss the foregoing, have considered other matters which we have deemed relevant to our inquiry and

     We have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant. In connection with our engagement, we were requested to approach, and held discussions with, third parties to solicit indications of interest in a possible acquisition of the Company. We have also participated in discussions and negotiations among representatives of the Company, Parent, Purchaser and their respective advisors.

     In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all the information examined by or otherwise reviewed or discussed with us for purposes of this opinion, including the Internal Analyses provided by senior management. We have not made or obtained an independent valuation or appraisal of the assets, liabilities or solvency of the Company. We have been advised by the senior management of the Company that the Internal Analyses examined by us have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of the Company. In that regard, we have assumed, with your consent, that (i) the Internal Analyses are accurate and (ii) all material assets and liabilities (contingent or otherwise) of the Company are as set forth in the Company's financial statements or other information made available to us. We express no opinion with respect to the Internal Analyses or the estimates and judgments on which they are based. Our opinion herein is based upon economic, market, financial and other conditions existing on, and other information disclosed to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. We have assumed that the Tender Offer and the Merger will be consummated on the terms described in the Merger Agreement, without any waiver of any material terms or conditions by the Company. We have made no independent investigation as to any legal matter regarding the Tender Offer, the Merger or the Merger Agreement and we are expressing no opinion herein with regard to any such matter.

     William Blair & Company has been engaged in the investment banking business since 1935. We continually undertake the valuation of investment securities in connection with public offerings, private placements, business combinations, estate and gift tax valuations and similar transactions. In the ordinary course of our business, we may from time to time make a market in or trade the securities of the Company for our own account and for the accounts of customers, and accordingly may at any time hold a long or short position in such securities. We also may from time to time provide research coverage with respect to the securities of the Company. We have acted as the investment banker to the Company in connection with the Tender Offer and the Merger and will receive a fee from the Company for our services, a significant portion of which is contingent upon consummation of the Tender Offer and the Merger. In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement.

     We are expressing no opinion herein as to the price at which Company Common Stock will trade at any future time or as to the effect of the Tender Offer and the Merger on the trading price of Company Common Stock. Such trading price may be affected by a number of factors, including but not limited to (i) changes in prevailing interest rates and other factors which generally influence the price of securities, (ii) adverse changes in the current capital markets, (iii) the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of the Company or in the Company's market,
(iv) any necessary actions by or restrictions of federal, state or other governmental agencies or regulatory authorities, and (v) timely completion of the Tender Offer and the Merger.

     Our investment banking services and our opinion were provided for the use and benefit of the Board of Directors of the Company in connection with its consideration of the transactions contemplated by the Merger Agreement. Our opinion is limited to the fairness, from a financial point of view, to the Stockholders of the Consideration, and we do not address the merits of the underlying decision by the Company to engage in the Tender Offer and the Merger and this opinion does not constitute a recommendation to any Stockholder whether to tender in the Tender Offer or as to how such Stockholder should vote with respect to the proposed Merger. It is understood that this letter may not be disclosed or otherwise referred to without prior written consent, except that the opinion may be referred to and included in its entirety in the offer to purchase mailed to the Stockholders and in the Company's Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Tender Offer.

     Based upon and subject to the foregoing, it is our opinion as investment bankers that, as of the date hereof, the Consideration is fair, from a financial point of view, to the Stockholders.

                                      Very truly yours,


                                      /S/  WILLIAM BLAIR & COMPANY, L.L.C.
                                      ------------------------------------
                                            WILLIAM BLAIR & COMPANY, L.L.C.

                                                                         ANNEX B



                                LANTE CORPORATION
                             600 WEST FULTON STREET
                             CHICAGO, ILLINOIS 60661
                      -------------------------------------

                        INFORMATION STATEMENT PURSUANT TO
            SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND
                              RULE 14F-1 THEREUNDER
                      -------------------------------------


                                     GENERAL

     This Information Statement is being mailed on or about July 31, 2002 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Statement") of Lante Corporation (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by SBI and Company, a Utah corporation ("SBI"), to at least a majority of the seats on the board of directors of the Company (the "Board" or the "Board of Directors"). As of July 18, 2002, the Company entered into an Acquisition Agreement and Agreement and Plan of Merger (the "Acquisition Agreement") with SBI and SBI Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of SBI (the "Purchaser"), pursuant to which the Purchaser is required to commence a tender offer to purchase all outstanding shares of common stock, par value $0.01 per share, of the Company (the "Common Stock," which are hereinafter referred to as the "Shares"), at a price per Share of $1.10, net to the seller in cash (the "Offer Price"), on the terms and subject to the conditions set forth in the Offer to Purchase dated July 31, 2002 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as Exhibit (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO filed by the Purchaser and SBI (the "Schedule TO") with the United States Securities and Exchange Commission (the "SEC") on July 31, 2002. The Acquisition Agreement provides, among other things, that as soon as practicable following consummation of the Offer and the satisfaction or waiver of the conditions set forth in the Acquisition Agreement, in accordance with the relevant provisions of Delaware law, the Purchaser will be merged with and into the Company (the "Merger"). Following the effective time of the Merger (the "Effective Time"), the Company will continue as the surviving corporation (the "Surviving Corporation") and a wholly-owned subsidiary of SBI. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by the Company, SBI, the Purchaser or any of their respective subsidiaries and Shares for which appraisal rights have been exercised in accordance with Section 262 of the General Corporation Law of the State of Delaware (the "Delaware Act")) will be converted into the right to receive, upon the surrender of the certificate formerly representing such Share, the Offer Price, in cash, without interest and less all amounts required to be withheld therefrom under applicable law (the "Merger Consideration").

     The Offer, the Merger, and the Acquisition Agreement are more fully described in the Statement to which this Information Statement forms Annex B, which was filed by the Company with the SEC on July 31, 2002 and which is being mailed to stockholders of the Company along with this Information Statement.

     This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein related to SBI, the Purchaser or the SBI Designees (as defined herein) has been provided by SBI. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein. Pursuant to the Acquisition Agreement, SBI commenced the Offer on Wednesday, July 31, 2002. The Offer is scheduled to expire at 12:00 p.m. Midnight, Eastern time, on Wednesday, August 28, 2002, unless extended in accordance with its terms.

     The Common Stock is the only class of equity securities of the Company outstanding that is entitled to vote at a meeting of the stockholders of the Company. Each Share is entitled to one vote. As of July 16, 2002, there were 37,379,367 Shares issued and outstanding, of which neither SBI nor the Purchaser own any Shares.

                RIGHT TO DESIGNATE DIRECTORS AND SBI'S DESIGNEES

     The Acquisition Agreement provides that, promptly following the purchase of and payment for not less than a majority of the issued and outstanding Shares, on a "Fully Diluted Basis" (as defined in the Acquisition Agreement) by SBI or the Purchaser, SBI will be entitled to designate for appointment or election the number of directors, rounded up to the next whole number, on the Board of Directors such that the percentage of its designees on the Board will equal the percentage of the outstanding Shares on a Fully Diluted Basis owned of record by SBI and its direct or indirect subsidiaries. The Company has agreed in the Acquisition Agreement to use commercially reasonable efforts to promptly cause SBI's designees to be elected to the Board of Directors (the "SBI Designees"). The Company will also, upon request of the Purchaser, use commercially reasonable efforts to cause the SBI Designees to constitute at least the same percentage (rounded up to the next whole number) as is on the Board of Directors to (i) each committee of the Board of Directors, (ii) each board of directors (or similar body) of each subsidiary of the Company and (iii) each committee (or similar body) of each such board. Notwithstanding the foregoing, under the terms of the Acquisition Agreement, at least three members of the Board of Directors who were directors of the Company as of the date of the Acquisition Agreement and who are not officers of the Company or any of its subsidiaries must remain members of the Board of Directors until the Effective Time (the "Independent Directors").

     As of the date of this Information Statement, no determination has been made as to which directors of the Company will serve as the Independent Directors.

                                THE SBI DESIGNEES

     The information contained in this Information Statement concerning SBI and the Purchaser has been furnished to the Company by SBI or the Purchaser. Accordingly, the Company assumes no responsibility for the accuracy or completeness of such information.

     SBI has informed the Company that the SBI Designees will be selected by SBI from among any of the directors and executive officers of SBI set forth below. The following table sets forth certain information with respect to individuals SBI may designate as the SBI Designees (including age as of the date hereof, current principal occupation or employment and five-year employment history). Unless otherwise indicated below, each occupation set forth opposite each person refers to employment with SBI. Unless otherwise indicated, the business address of each such person is 2825 East Cottonwood Parkway, Suite 480, Salt Lake City, Utah 84121; their telephone number at that address is (801) 733-3200 and each such person is a citizen of the United States.


       Name, Business Address,                Current Position and               Other Occupations for Previous
           and Citizenship                      Dates of Service                   Five Years, If Applicable
---------------------------------------------------------------------------------------------------------------------
Robert Davenport, age 36               Director (1998-present)              Managing Director of Cerberus Capital
450 Park Avenue, 28th Floor                                                 Management, L.P. (1996-present);
New York, NY 10022                                                          BA University of California, 1988
United States
                                                                            From 1995 to 1997, Mr.Stringham served
W. E. Stringham, age 39                Director, President and Chief        as President of Impact Partners; From
                                       Executive Officer (1998-present)     1990 to 1995, Mr. Stringham worked for
                                                                            McKinsey & Company; MBA Harvard University,
                                                                            1990; BS University of Utah, 1987


       Name, Business Address,                Current Position and               Other Occupations for Previous
           and Citizenship                      Dates of Service                   Five Years, If Applicable
---------------------------------------------------------------------------------------------------------------------
Howard D. Mirowitz, age 51             Director                             Vice-President, Mitsubishi Electronics
1845 Port Barmouth Place               Private investor and consultant      America (1989-2000); Deputy General
Newport Beach, CA 92660                (1999-present)                       Manager, North American Multimedia
United States                                                               Business Center (1994-1998); Deputy
                                                                            General Manager, Business Internet
                                                                            Division (1998-2000); Director, Virtual
                                                                            Service Corporation (1997-1999);
                                                                            Member, Technical Standards Board,
                                                                            Information Technology Industry Council
                                                                            (1996-2000); Director, Interactive
                                                                            Multimedia Association (1994-1997);
                                                                            Dartmouth College, Hanover, New
                                                                            Hampshire; A.B., 1973, cum laude with
                                                                            Highest Distinction in the Major
                                                                            Subject; Wharton School of Finance and
                                                                            Commerce, University of Pennsylvania,
                                                                            Philadelphia, Pennsylvania; M.B.A.,
                                                                            1977, Director's Honor; Beta Gamma Sigma

Kurt B. Larsen, age 38                 Director (1998-present)              From 1992 to 1997, Mr. Larsen worked
136 Heber Avenue                       Managing Partner of Black Diamond    for Aurora Capital Partners L.P. (a
Suite 304                              Capital Partners, LLC, a Park        private equity fund based in Los
Park City, UT 84060                    City, Utah based merchant banking    Angeles, CA) serving as an associate,
United States                          firm; Mr. Larsen also serves as      Vice-President and principal; While at
                                       Chairman of Global Promo Group,      Aurora, Mr. Larsen oversaw and executed
                                       Inc., Chairman of ProMost, Inc.      investments in several companies and
                                       and as a Director of Roller          served as a Director of the following
                                       Bearing Holding Company, Altius      companies: Roller Bearing Company of
                                       Health Plans (formerly PacifiCare    America (1992-1997), Aftermarket
                                       of Utah), SBI and Company, and       Technology Corporation (1994-1997,
                                       Annexus Mobile Solutions Inc.        NASDAQ "ATAC") and Astor Holdings,  Inc.
                                                                            (1995-1997);  Prior to his experience at
                                                                            Aurora, Mr. Larsen worked as an
                                                                            associate at both WSGP Partners, a
                                                                            leveraged buy-out firm founded by
                                                                            William E. Simon, and Drexel Burnham
                                                                            Lambert Inc. in Beverly Hills, CA; Mr.
                                                                            Larsen attended the University of Utah
                                                                            from 1982-1987

Ronald Nathan Goldstein, age 54        Director (1998-present)              B.S. Brooklyn College, Brooklyn, New
450 Park Avenue, 28th Floor            Managing Director Cerberus Capital   York; Master in Operations Research,
New York, NY 10022                     Management L.P.; Vice-President      Stanford University, 1972; Masters in
United States                          Macandrews and Forbes; Director of   Business Administration, Wharton
                                       Mergers and Acquisition Pitney       Graduate Business School, 1974
                                       Bowes

     None of the foregoing persons: (i) has been convicted in a criminal proceeding in the past five years; or (ii) has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     Set forth below is the ownership, as of March 31, 2002, of the number and percentage of Shares beneficially owned by (i) each director of the Company,
(ii) each executive officer of the Company whose name is set forth on the Summary Compensation Table, (iii) all executive officers and directors of the Company as a group and (iv) all "beneficial owners" (as defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended) of more than 5% of the outstanding Shares. Unless otherwise indicated, the persons named in the table have sole voting and investment power with respect to all Shares shown as beneficially owned by them, and the address of each beneficial owner of more than 5% of the Shares is c/o Lante Corporation, 600 West Fulton, Chicago, Illinois 60661.


                                                                                                             NUMBER OF
                                                                                           PERCENT OF    OPTIONS INCLUDED
                                                                                             SHARES         IN NUMBER OF
                                                                                          BENEFICIALLY         SHARES
                                                                   NUMBER OF SHARES          OWNED          BENEFICIALLY
                       NAME AND ADDRESS                           BENEFICIALLY OWNED          (%)              OWNED
--------------------------------------------------------------- ----------------------- ---------------- ------------------

DIRECTORS AND NAMED OFFICERS:

Mark A. Tebbe(1)...............................................      13,317,500               35.8             297,000

C. Rudy Puryear(2) ............................................       1,729,166                4.5            1,729,166

Paul D. Carbery(3).............................................       5,391,532               14.6                  ---

James E. Cowie(3)..............................................       5,391,532               14.6                  ---

Judith Hamilton................................................         282,078                *                 74,583

John B. Landry.................................................         730,566                2.0                  ---

John C. Kraft(4)...............................................         875,755                2.4              253,749

John R. Oltman(5)..............................................       1,051,804                2.8               89,166

Paul G. Yovovich...............................................         764,129                2.1              107,249

John Corsiglia(6)..............................................         358,333                1.0              358,333

Marvin C. Richardson...........................................         220,166                *                199,339

William J. Davis...............................................         106,083                *                103,633

Thaddeus J. Malik(7)...........................................          66,324                *                 63,725

Rick Gray(8)...................................................         267,527                *                267,527

Glenn Yeffeth(9)...............................................          10,000                *                   ----

FIVE PERCENT STOCKHOLDERS:

Frontenac Company VII LLC(10).................................`       5,391,532               14.6                  ---

John Meyer(11).................................................       3,011,301                8.1              175,562

ALL EXECUTIVE OFFICERS AND DIRECTORS AS A GROUP:

(15 people) (12)...............................................      24,509,967               61.6            2,895,073

----------------------
*    Less than 1%.
(1) Does not include 335,976 Shares held by the Lante Foundation, a non-profit organization, of which Mr. Tebbe is the vice president and a director. In such capacity, Mr. Tebbe shares voting and investment power with respect to these 335,976 Shares. Mr. Tebbe disclaims beneficial ownership of these 335,976 Shares. Does not include 2,375,000 Shares held by trusts for the benefit of family members of Mr. Tebbe. See Note (11).
(2) Does not include 80,000 Shares in the aggregate held in trusts of which family members of Mr. Puryear are the beneficiaries. Mr. Puryear disclaims beneficial ownership of these 80,000 Shares.
(3) Represents 5,134,456 Shares held by Frontenac VII Limited Partnership and 257,076 Shares held by Frontenac Masters VII Limited Partnership. Mr. Cowie and Mr. Carbery are each a member of Frontenac Company VII LLC, which is the sole general partner of Frontenac VII Limited Partnership and Frontenac Masters VII Limited Partnership. As a result, Mr. Cowie and Mr. Carbery may each be deemed to have beneficial ownership of the Shares held by Frontenac VII Limited Partnership and Frontenac Masters VII Limited Partnership. Mr. Cowie and Mr. Carbery each disclaim beneficial ownership of these Shares, except to the extent of their pecuniary interests. Based upon a Schedule 13G filed February 5, 2001, there are six members of Frontenac Company VII LLC that may be deemed beneficial owners of these Shares in addition to Messrs. Cowie and Carbery.
(4) Includes 318,006 Shares held by Kraft Enterprises Ltd., an entity directly controlled by Mr. Kraft.
(5) Represents 933,134 Shares held by JRO Consulting, Inc., a corporation controlled by Mr. Oltman, and 29,504 Shares held by the John R. Oltman Charitable Foundation.
(6)  Mr. Corsiglia left the Company in February 2002.
(7)  Mr. Malik left the Company in January 2002.
(8)  Mr. Gray left the Company in November 2001.
(9)  Mr. Yeffeth left the Company in July 2001.
(10) Includes 5,134,456 Shares held by Frontenac VII Limited Partnership and 257,076 Shares held by Frontenac Masters VII Limited Partnership. Frontenac Company VII LLC is the sole general partner of both limited partnerships. Based upon a Schedule 13G filed February 5, 2001, there are six individuals that are members of Frontenac Company VII LLC that may be deemed beneficial owners of these Shares in addition to Messrs. Cowie and Carbery. The address of Frontenac Company VII LLC is 135 South LaSalle Street, Suite 3800 Chicago, Illinois 60603.
(11) Includes 460,739 Shares held by a family limited partnership, of which Mr. Meyer is a general partner and 2,375,000 Shares held by trusts for the benefit of family members of Mark Tebbe, of which Mr. Meyer serves as trustee. In such capacity, Mr. Meyer has sole voting and investment power with respect to the Shares held by these trusts. Mr. Meyer disclaims beneficial ownership of the 2,375,000 Shares held by the trusts for family members of Mr. Tebbe.
(12) See footnotes 1 - 5 above.


                  THE CURRENT MEMBERS OF THE BOARD OF DIRECTORS

     The Company Board currently consists of eight members and is divided into three classes, two of which are composed of three directors each, and one of which is composed of two directors. One class is elected each year for a three year term. A former director decided not to stand for re-election in early 2002.

     CLASS I (TO SERVE UNTIL THE 2004 ANNUAL MEETING OF STOCKHOLDERS)

     Paul D. Carbery, age 40, has been a director of the Company since June 1999. Mr. Carbery is a managing partner of Frontenac Company, a Chicago-based private equity investing firm, and has been a partner since 1993.

     John C. Kraft, age 60, has been a director of the Company since July 1998 and non-executive Chairman of the Board of Directors since January 2002. Since 1993, Mr. Kraft has been active in consulting and assisting many startup companies, including Modem Media, a provider of interactive marketing and communications, Two Way Communications, a provider of interactive marketing and media services, T-Zero Inc., a producer of software that delivers and manages images to digital point-of-sales displays, and BioSafe Medical Technologies, a developer of innovative technologies to exploit small blood samples for analysis. Prior to 1993, Mr. Kraft was employed for over eighteen years at Leo Burnett, a leader in the advertising industry, most recently as vice chairman.

     John R. Oltman, age 56, has served on the Company's Board of Directors since 1998, and served as Vice-Chairman of the Board of Directors from 1998-2001. Mr. Oltman has been President of JRO Consulting, Inc. since 1995, in which role he serves as director, advisor and investor in leading technology companies and investment firms. Mr. Oltman also currently serves as director for Exult, Inc. and Evolve Software, Inc. and Chairman and CEO of XOR, Inc. Mr. Oltman also served, prior to its recent sale, as a director for Premier Systems Integrators, Inc. From February 1996 through August 1997, Mr. Oltman served as Chairman and senior member of the Executive Committee of TSW International, a global leader in asset care software and services. From July 1991 to November 1995, Mr. Oltman served as the Chairman and CEO of SHL Systemhouse, a large provider of client/server systems integration and technology outsourcing. Before joining SHL Systemhouse, Mr. Oltman was worldwide managing partner for Andersen Consulting's system integration and outsourcing business.

     CLASS II (TO SERVE UNTIL THE 2005 ANNUAL MEETING OF STOCKHOLDERS)

     Judith Hamilton, age 58, has been a director of the Company since March 1999. She served as president and chief executive officer of Classroom Connect, a leader in internet-based curriculum and professional development for kindergarten through high school education, from January 1999 until May 2002. From April 1996 to July 1998, she served as president and chief executive officer of First Floor, Inc., an internet information management company. From July 1992 to December 1995, she was president and chief executive officer of Dataquest, Inc., an information technology research company. Ms. Hamilton also serves as a director of R.R. Donnelley & Sons Company and Artistic Media Partners.

     C. Rudy Puryear, age 50, has served as the Company's President, Chief Executive Officer and a director since June 1999. Mr. Puryear was Andersen Consulting's global managing partner for e-commerce from September 1997 to June 1999. Mr. Puryear served as Andersen Consulting's managing partner for information technology strategy from March 1991 to September 1997. Prior to his tenure at Andersen Consulting, Mr. Puryear was managing director for Nolan, Norton & Co., an information technology strategy-consulting firm.

     CLASS III (TO SERVE UNTIL THE 2003 ANNUAL MEETING OF STOCKHOLDERS)

     Mark A. Tebbe, age 40, is a founder of the Company and served as the Company's president and chief executive officer from inception until June 1999. Mr. Tebbe has also served as a director since the Company's inception, and from June 1999 until January 2002, Mr. Tebbe served as executive Chairman of the Board of Directors. Mr. Tebbe currently serves as a director of several technology-based and not-for-profit corporations.

     James E. Cowie, age 47, has been a director of the Company since June 1999. Mr. Cowie is a managing partner of Frontenac Company, a Chicago-based private equity investing firm, and has been a partner since 1989. Mr. Cowie currently represents Frontenac on the board of directors of divine, inc., an extended enterprise solutions provider, and a number of a privately held companies.

     John B. Landry, age 54, has been a director of the Company since October 1999. Since 1996, Mr. Landry has served as Managing Partner of Lead Dog Ventures, a private venture capital firm specializing in early stage technology companies. From 1995 to 2001, he also served as vice president of technology strategy for IBM Corporation. Mr. Landry also served as chairman of AnyDay.com, an internet calendar and personal information management company, from February 1999 through June 2000. From March 1996 to January 1999, he also served as chairman of Narrative Communications, an internet based media advertising and direct marketing company. From December 1990 to June 1995, Mr. Landry served as the senior vice president of development and chief technology officer for Lotus Development Corporation, a provider of software products and services. He also serves as a director of GIGA Information Group, a technology market research firm, and MCK Communications, Inc., a voice-over-internet protocol telecommunications company.

                      COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors has two standing committees, an audit committee and a compensation committee, as described below. The Board of Directors does not have a standing nominating committee.

     AUDIT COMMITTEE. The audit committee: (1) recommends the independent auditors to the Board of Directors for engagement; (2) reviews the plan, scope and results of the accountants' annual audit; (3) reviews the Company's internal controls and financial management policies with the accountants; (4) reviews several of the Company's internal corporate policies; (5) reviews financial information prior to public disclosure or filing with the SEC; and (6) reports to the Board of Directors regarding all of the foregoing. The members of the audit committee are

Messrs. Carbery and Landry and Ms. Hamilton. Ms. Hamilton replaced Paul Yovovich as a member of the audit committee after Mr. Yovovich's term as a director expired earlier in 2002.

     COMPENSATION COMMITTEE. The compensation committee: (1) establishes guidelines and standards relating to the determination of executive and key employee compensation; (2) reviews the Company's executive compensation policies and recommends to the Board of Directors compensation for the Company's executive officers and key employees; and (3) administers the Amended and Restated 1998 Stock Option Plan, the 2000 Stock Purchase Plan and the 2001 Stock Incentive Plan, determining the terms of awards granted pursuant to these plans. The members of the compensation committee are Messrs. Cowie and Kraft and Ms. Hamilton.

     During the year ended December 31, 2001, the Board of Directors held 15 meetings, the audit committee held four meetings and the compensation committee held 6 meetings. During 2001, each of the Company's current directors participated in at least 75% of all of the Board meetings and meetings of the committees on which he or she served.

     No compensation is provided to Company employees for serving as a director. As Chairman of the Board, John C. Kraft receives a monthly cash fee of $10,000. Otherwise, directors who are not Company employees do not receive a cash fee for serving as a director, but are reimbursed for reasonable expenses incurred in connection with attendance at Board and committee meetings. During 2001, pursuant to the Company's 2001 Stock Incentive Plan, the Company granted 100,000 options to purchase Shares to John C. Kraft with an exercise price equal to the fair market value of the Shares on the grant date.

             SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16 of the Securities Exchange Act of 1934 requires the Company's officers (as defined under Section 16) and directors and persons who beneficially own greater than 10% of a registered class of the Company's equity securities to file reports of ownership and changes in ownership with the SEC. To the best of the Company's knowledge, based solely on its review of the forms received by it or on written representations from reporting persons that no
Section 16(a) forms were required for those persons, all Section 16(a) filing requirements applicable to its officers, directors and greater than 10% beneficial owners were complied with during the fiscal year ended December 31, 2001.

     THE FOLLOWING REPORT OF THE AUDIT COMMITTEE WILL NOT BE DEEMED INCORPORATED BY REFERENCE BY ANY GENERAL STATEMENT INCORPORATING BY REFERENCE THIS INFORMATION STATEMENT OR ANY PORTION HEREOF INTO ANY FILING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EXCEPT TO THE EXTENT THAT THE COMPANY SPECIFICALLY INCORPORATES SUCH INFORMATION BY REFERENCE, AND WILL NOT OTHERWISE BE DEEMED FILED UNDER SUCH ACTS.

             REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

     The audit committee assists in the oversight of the Company's financial reporting and accounting processes and internal controls, the performance and independence of the Company's auditors and related matters. The committee operates under a written charter that was adopted by the Board of Directors and was filed with, and attached to, the proxy statement for the Company's 2001 Annual Meeting. The Board of Directors, in its business judgment, has determined that all members of the audit committee are "independent" as defined by the National Association of Securities Dealers' listing standards.

     Management is responsible for the Company's financial reporting process including its system of internal control and for the preparation of consolidated financial statements in accordance with generally accepted accounting principles. The Company's independent auditors are responsible for auditing those financial statements. The committee's responsibility is to monitor and review these processes. It is not the committee's duty or responsibility to conduct auditing or accounting reviews or procedures. The members of the committee are not employees of the Company and do not serve as accountants or auditors by profession or represent themselves to be experts in the fields of accounting or auditing. Therefore, the committee has relied, without independent verification, on management's representation that the financial statements have been prepared with integrity and objectivity and in conformity with generally accepted accounting principles and on the representations of the independent auditors included in their report on the Company's financial statements. The committee's oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or policies, or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the committee's considerations and discussions with management and the independent auditors do not assure that the Company's financial statements are presented in accordance with generally accepted accounting principles, that the audit of the Company's financial statements has been carried out in accordance with generally accepted auditing standards or that the Company's independent accountants are in fact "independent."

     This year, the committee reviewed the Company's 2001 audited financial statements and met with both management and the Company's independent auditors, PricewaterhouseCoopers LLP, to discuss those financial statements. These meetings included sessions at which management was not present. The committee discussed with PricewaterhouseCoopers LLP the results of its audit and examination of the Company's consolidated financial statements, its evaluation of the Company's internal controls and the overall assessment of the quality of the Company's financial accounting and reporting functions. The committee also discussed with PricewaterhouseCoopers LLP the matters required to be discussed by Statement on Auditing Standards No. 61. PricewaterhouseCoopers LLP also provided to the committee the written disclosures and the letter required by the Independent Standards Board Standard No. 1. The committee discussed with PricewaterhouseCoopers LLP these materials and the firm's independence from the Company.

     Based on these discussions and review, the committee recommended that the Board of Directors include the Company's audited 2001 consolidated financial statements in its Annual Report on Form 10-K for the fiscal year ended December 31, 2001, as filed with the SEC.

                             AUDIT COMMITTEE MEMBERS

                           Paul G. Yovovich, Chairman
                                 Paul D. Carbery
                                 John B. Landry

     Subsequent to this report of the audit committee of the Board of Directors, Ms. Hamilton replaced Mr. Yovovich as a member of the audit committee after Mr. Yovovich's term as a director expired earlier in 2002.


                               EXECUTIVE OFFICERS

     The Company's current executive officers, other than Rudy Puryear, who is listed under "The Current Members of the Board of Directors," are listed below.

     William J. Davis, age 34, became the Company's Chief Financial Officer in March 2001. From November 1999 to March 2001, he was the Company's controller. From September 1991 to November 1999, Mr. Davis was with PricewaterhouseCoopers LLP, most recently as a senior manager in their technology practice.

     W. David Debbs, age 39, became a Managing Director in February 2002. From October 2000 to January 2002 he served as Vice President - Implementation Services of Luminant Worldwide Corporation. At Luminant, Mr. Debbs also served as Director of Implementation Services for the Central Region from November 1999 until September 2000. From January 1999 until October 1999, Mr. Debbs served as COO of Align Solutions Corp. From October 1996 until December 1998, Mr. Debbs was Director of System Integration for Align Solutions Corp. Luminant Worldwide Corp. filed for relief under Chapter 11 of the Bankruptcy Code on December 7, 2001. Mr. Debbs was an executive officer of Luminant at such time.

     Karen D. Hamilton, age 36, became a Managing Director in February 2002. From July 2001 to February 2002, she was a Business Development Director for the Company's West Region. From May 1999 to June 2001, she served as a Business Development Principal for the Company's West Region. From September 1996 to May 1999, Ms. Hamilton was with MCI Systemhouse, Inc., most recently as a Director of Systems Integration.

     Marvin C. Richardson, age 39, became a Managing Director in February 2002 and has been the Company's Chief Technology Officer since October 1999. From April 1999 to October 1999, he was Vice President and Chief

Technology Officer for EDS E. Solutions. From July 1996 to April 1999, he was Vice President and Chief Technology Officer for MCI Systemhouse, Inc., a network services company. From 1993 to 1995, he was Chief Architect at SHL Systemhouse, a large provider of client/server systems integration and technology.

     The Board of Directors elects executive officers annually and the executive officers, subject to the terms of their employment agreements, serve at the discretion of the Board of Directors. All of the Company's executive officers have employment agreements with the Company. See "Executive Compensation -- Employment Agreements" for a description of the employment agreements and severance agreements with the Company's Chief Executive Officer, other highly compensated executive officers and certain former executive officers of the Company.

     No executive officer or director is related to any other executive officer or director.

     THE FOLLOWING REPORT OF THE COMPENSATION COMMITTEE WILL NOT BE DEEMED INCORPORATED BY REFERENCE BY ANY GENERAL STATEMENT INCORPORATING BY REFERENCE THIS INFORMATION STATEMENT OR ANY PORTION HEREOF INTO ANY FILING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EXCEPT TO THE EXTENT THAT THE COMPANY SPECIFICALLY INCORPORATES SUCH INFORMATION BY REFERENCE, AND WILL NOT OTHERWISE BE DEEMED FILED UNDER SUCH ACTS.

                      REPORT OF THE COMPENSATION COMMITTEE
                            OF THE BOARD OF DIRECTORS

     The compensation committee consists of Messrs. Kraft and Cowie and Ms. Hamilton, all of whom are non-employee directors. The committee establishes the Company's general compensation policies, and also determines the performance goals and compensation levels for the Company's senior executive officers. The committee also administers the Amended and Restated 1998 Stock Option Plan, the 2000 Stock Purchase Plan and the 2001 Stock Incentive Plan.

     In determining the levels and components of executive compensation, the committee strives to attract, motivate and retain talented and dedicated executive officers by providing them with appropriate cash and equity incentives. To ensure that the Company's compensation program is competitive, the committee periodically confers with independent consultants and reviews compensation information from other companies in the Company's industry, as well as other companies with whom the Company competes in hiring employees. The compensation paid to the Company's executive officers is generally composed of a base salary and an annual bonus, as well as stock option grants. The committee believes that this combination of cash and equity compensation provides an appropriate incentive for executives to achieve long-term value for the Company's stockholders.

     BASE SALARIES. The committee strives to pay base salaries at the median of the salaries paid by the benchmark companies in the Company's industry. In determining the base salaries of the executive officers in 2001, the committee also considered the performance of each executive, the nature of their responsibilities and the Company's general compensation practices. While various executives have signed employment agreements that entitle them to certain base salary levels, the committee believes that the 2001 salaries fit within the criteria set forth above. Pursuant to the terms of his existing employment agreement, Mr. Puryear, the Company's President and Chief Executive Officer, was paid a salary of approximately $450,000 for 2001.

     ANNUAL BONUS. Other than those executives entitled to specific bonuses pursuant to their employment agreements, annual bonuses for the Company's executive officers are awarded based upon pre-determined individual and company-wide performance criteria, as well as key contributions to the Company's strategic development. Pursuant to the terms of his existing employment agreement, Mr. Puryear received a guaranteed bonus of $125,000 for 2001. The annual incentive awards for the other executives were determined and paid either quarterly or in early 2002.

     STOCK OPTIONS. The committee views stock options as an important part of an executive's overall compensation package. The committee believes that options encourage retention of experienced individuals and create an appropriate incentive to maximize stockholder value. The committee generally makes option grants on the date of hire and then twice per year, at a price equal to the fair market value of the common stock at the time of the grant. In general, each option becomes exercisable in stages beginning one year after its grant date (25%), then in

36 equal monthly installments thereafter. In making stock option grants to executives, the committee considers a number of factors, including individual performance and responsibilities, the Company's performance during the previous calendar year, achievement of specific goals, and the number and exercise prices of stock options already held by each individual. In addition, in July 2001, certain of the Company's executive officers, including Mr. Puryear, voluntarily participated in the Company's "Pay in Options" Salary Reduction Program in which they received stock options in exchange for foregoing a portion of their salary.

     INTERNAL REVENUE CODE LIMITS ON DEDUCTIBILITY OF COMPENSATION. Federal income tax law prohibits publicly-traded corporations from deducting certain compensation paid to executives that exceeds $1 million during the tax year. However, if compensation is based on the achievement of performance goals that the committee establishes pursuant to plans approved by the Company's stockholders, the compensation is not included in the computation of the limit. Although the committee may award non-deductible compensation in circumstances where it is deemed appropriate, the committee generally intends for all compensation paid to the Company's executive officers to be tax deductible to the Company pursuant to the Internal Revenue Code.

                         COMPENSATION COMMITTEE MEMBERS

                    John C. Kraft, Chairman (through 4/7/02)
                  James E. Cowie, Chairman (4/8/02 to present)
                                 Judith Hamilton

                             EXECUTIVE COMPENSATION

     COMPENSATION PAID AND AWARDED IN 2001, 2000 AND 1999. The following table provides information concerning all compensation paid and awarded to (1) the Company's chief executive officer, (2) the Company's four other most highly compensated (based upon combined salary and bonus) executive officers serving at December 31, 2001, whose total salary and bonus exceeded $100,000 during 2001, and (3) two additional individuals who would have been one of the Company's four other most highly compensated executive officers but for the fact that those individuals were no longer serving as executive officers of the Company at the end of 2001 (collectively, the "Named Officers"), for services rendered in all capacities to the Company for the years ended December 31, 2001, 2000 and 1999.


                                            SUMMARY COMPENSATION TABLE

                                                                                      LONG-TERM
                                                                                    COMPENSATION
                                                         ANNUAL COMPENSATION            AWARDS
                                                         -------------------            ------

                                                                                       SECURITIES       ALL OTHER
                                                                    OTHER ANNUAL      UNDERLYING       COMPENSATION
NAME AND PRINCIPAL POSITION       YEAR    SALARY($)    BONUS($)    COMPENSATION($)    OPTIONS (#)          ($)
-------------------------------- ------ ------------ ---------- ------------------- ---------------- ---------------
C. RUDY PURYEAR
President and Chief Executive     2001     451,923     125,000             -----         450,000*        37,894(1)
Officer
                                  2000     511,218     250,000             -----            -----        14,805(1)

                                  1999     251,894     125,000      2,148,000(2)            -----            -----

JOHN CORSIGLIA(3)
Former Chief  Operating Officer   2001     221,154     133,333        195,025(4)       1,390,000*            -----

                                  2000       -----       -----             -----            -----            -----

                                  1999       -----       -----             -----            -----            -----

MARVIN C. RICHARDSON(5)
Chief Technology Officer          2001     213,894       -----             -----         168,500*            -----

                                  2000     209,295      62,691             -----           15,000            -----

                                  1999      13,636       -----             -----          200,000            -----

THADDEUS J. MALIK(6)
Former Vice President and         2001     202,530      25,000             -----         101,225*            -----
General Counsel
                                  2000     132,788      33,333             -----           60,000            -----

                                  1999       -----       -----             -----            -----            -----

WILLIAM J. DAVIS(7)
Chief Financial Officer           2001     169,928      32,000         36,700(8)         176,500*            -----

                                  2000     143,141      43,544         58,470(9)            4,500            -----

                                  1999       9,545       -----             -----           60,000            -----

RICK GRAY (10)
Former Vice President -           2001     197,540      17,000             -----          80,000*      152,500(11)
Marketing
                                  2000     224,102      41,000             -----           25,000            -----

                                  1999     200,000      52,500             -----            -----            -----

GLENN YEFFETH (12)
Former Chief Strategy Officer     2001     155,237      62,500             -----            -----      137,500(11)

                                  2000      10,577        ----             -----          250,000            -----

                                  1999       -----        ----             -----            -----            -----


-----------------
(1) Represents premiums paid by the Company for term life insurance for the benefit of Mr. Puryear.

(2) Attributable to the difference between the fair value of Common Stock and the price paid by Mr. Puryear for 2.4 million shares of Common Stock.

(3) Mr. Corsiglia joined the Company in April 2001 and left the Company in February 2002.

(4) Represents the amount paid by the Company for Mr. Corsiglia's relocation expenses.

(5)  Mr. Richardson joined the Company in October 1999.

(6) Mr. Malik joined the Company in April 2000 and left the Company in January 2002.

(7) Mr. Davis joined the Company as Controller in November 1999. He became the Chief Financial Officer of the Company in March 2001.

(8)  Represents the amount paid by the Company for education expenses.

(9) Represents $40,000 paid by the Company for Mr. Davis' education expenses and $18,470 paid by the Company for Mr. Davis' relocation expenses.

(10) Mr. Gray left the Company in November 2001.

(11) Represents the amount paid by the Company in connection with the termination of such person's employment with the Company.

(12) Mr. Yeffeth joined the Company in December 2000 and left the Company in July 2001.

     * Includes options granted pursuant to the Company's "Pay in Options" program whereby the Named Officers voluntarily elected to forego salary for stock options. See the following table "Option Grants in Last Fiscal Year."


         OPTION GRANTS IN 2001. The following table provides information as of December 31, 2001 related to option grants to the Company's Named Officers in 2001. The Company did not grant stock appreciation rights to the Named Officers during 2001.


                                             OPTION GRANTS IN LAST FISCAL YEAR

                                                                                                   POTENTIAL REALIZABLE
                                                                                                     VALUE AT ASSUMED
                                                                                                   ANNUAL RATES OF STOCK
                                                                                                   PRICE APPRECIATION FOR
                                                     INDIVIDUAL GRANTS                                OPTION TERM (1)
                              -----------------------------------------------------------------    ----------------------
                                                    PERCENT OF
                                                   TOTAL OPTIONS
                              NUMBER OF SHARES     GRANTED TO ALL     EXERCISE
                                 UNDERLYING         EMPLOYEES IN      OR BASE
                               OPTIONS GRANTED       FISCAL YEAR       PRICE        EXPIRATION
NAME                                 (#)                 (%)           ($/SH)          DATE          5%($)        10%($)
                              ------------------    --------------     --------     -----------    ---------    ---------
C. Rudy Puryear                  100,000(2)              1.4            0.95          7/1/10         52,376      129,005
                                 350,000(2)              5.0            0.81         12/4/10        156,302      384,978

John Corsiglia(3)               1,000,000(4)            14.2            1.28         4/23/10        705,700    1,738,173
                                 110,000(2)              1.6            0.95          7/1/10         57,614      141,906
                                 280,000(2)              4.0            0.81         12/4/10        125,041      307,983

Marvin C. Richardson              25,000(5)               *             1.38          1/1/10         18,952       46,679
                                  40,000(4)              1.0            0.88          7/9/10         19,407       47,800
                                  22,500(2)               *             0.95          7/1/10         11,785       29,026
                                  81,000(2)              1.2            0.81         12/4/10         36,173       89,095

Thaddeus J. Malik(6)              30,000(5)               *             1.38          1/1/10         22,742       56,015
                                  50,000(4)              1.0            0.88          7/9/10         24,258       59,750
                                  21,225(2)               *             0.95          7/1/10         11,117       27,381

William J. Davis                  15,000(5)               *             1.38          1/1/10         11,371       28,008
                                  50,000(4)              1.0            1.31          4/3/10         36,181       89,115
                                  25,000(4)               *             0.88          7/9/10         12,129       29,875
                                  19,000(2)               *             0.95          7/1/10         9,951        24,511
                                  67,500(2)              1.0            0.81         12/4/10         30,144       74,246

Rick Gray(7)                      30,000(4)               *             1.81         12/31/02        29,978       73,838
                                  27,500(4)               *             0.88         12/31/02        13,342       32,862
                                  22,500(2)               *             0.95         12/31/02        11,785       29,026

Glenn Yeffeth(8)                     ------            ----            -----            -----         -----        -----



     -----------------------
           *    Less than 1%

     (1) Potential realizable value is presented net of the option exercise price, but before any federal or state income taxes associated with exercise, and is calculated assuming that the fair market value on the date of the grant appreciates at the indicated annual rates, compounded annually, for the term of the option. The 5% and 10% assumed rates of appreciation are mandated by the rules of the SEC and do not represent our estimate or projection of future increases in the price of the Company's common stock. Actual gains will be dependent on the future performance of the Company's common stock and the option holder's continued employment throughout the vesting period. The amounts reflected in the table may not be achieved.

     (2) Options granted pursuant to the Company's "Pay in Options" program whereby the Named Officers voluntarily elected to forego a portion of their salary for stock options. Subject to certain restrictions, these options vest in twelve equal monthly installments after the grant date.

     (3)  Mr. Corsiglia left the Company in February 2002.

     (4) Subject to certain restrictions, 25% of the options vest one year after the grant date, with the remaining options vesting in 36 equal monthly installments thereafter.

     (5) Subject to certain restrictions, the options vests in 36 equal monthly installments after the grant date.

     (6)  Mr. Malik left the Company in January 2002.

     (7) Mr. Gray left the Company in November 2001. The expiration date of all of his options was adjusted to 12/31/02 pursuant to his separation agreement with the Company.

     (8)  Mr. Yeffeth left the Company in July 2001.

     YEAR-END 2001 OPTION VALUES. None of the Named Officers exercised options in 2001. The following table provides information regarding each of the Named Officer's unexercised options at December 31, 2001. There were no stock appreciation rights exercised in, or outstanding as of the end of, 2001.

                          FISCAL YEAR-END OPTION VALUES

                                                  NUMBER OF                      VALUE OF
                                            SECURITIES UNDERLYING        UNEXERCISED IN-THE-MONEY
                                            UNEXERCISED OPTIONS AT              OPTIONS AT
                                             FISCAL YEAR END (#)          FISCAL YEAR END ($) (1)
                                         ---------------------------   ----------------------------
             NAME                        EXERCISABLE   UNEXERCISABLE   EXERCISABLE    UNEXERCISABLE
             -------------------------   -----------   -------------   -----------    -------------
             C. Rudy Puryear                  41,667         408,333        10,833          155,167

             John Corsiglia(2)                68,750       1,321,250        17,875          122,725

             Marvin C. Richardson            130,346         253,154         2,438           49,013

             Thaddeus J. Malik(3)             65,544          95,681         3,942           18,077

             William Davis                    45,249         195,751         2,058           38,132

             Rick Gray (4)                   312,291           -----       226,988            -----

             Glenn Yeffeth (5)                 -----           -----         -----            -----

             ----------------------
             (1)   The value per option is calculated by subtracting the
                   exercise price per option from the $1.21 closing price of the
                   Common Stock on the Nasdaq National Market on December 31,
                   2001.

             (2)   Mr. Corsiglia left the Company in February 2002.

             (3)   Mr. Malik left the Company in January 2002.

             (4)   Mr. Gray left the Company in November 2001.

             (5)   Mr. Yeffeth left the Company in July 2001.

     EMPLOYMENT AGREEMENTS. The Company has entered into employment agreements with all of the Named Officers, as described below.

     The Company entered into an employment agreement with Rudy Puryear, the Company's President and Chief Executive Officer, that provides for a minimum annual base salary of $500,000. Pursuant to his employment agreement, Mr. Puryear received a guaranteed bonus of $125,000 for 2001. In the future, Mr. Puryear may receive an annual bonus in an amount and pursuant to conditions determined by the Board of Directors. Following either voluntary or involuntary termination of his employment, this agreement imposes on Mr. Puryear noncompetition restrictions for six months, nonsolicitation restrictions for two years and confidentiality obligations for three years.

     When he joined the company in 1999, Mr. Puryear purchased from the Company
2.4 million restricted Shares for $1.345 per share. In connection with this purchase, the Company loaned Mr. Puryear $3.2 million. In addition, the Company made a second loan to Mr. Puryear for his personal use in the amount of $2.5 million. As of December 31, 2001, $2,850,237 of principal and accrued interest on the second loan was outstanding. Subject to certain restrictions, principal and accrued interest on this second loan are due upon the earlier of June 30, 2003 or six months from the termination of Mr. Puryear's employment. However, if Mr. Puryear is still employed by the Company on June 30, 2003, then this loan will be forgiven prospectively at the rate of $100,000 per month.

     Mr. Puryear is also entitled to a one-time special bonus pursuant to his employment agreement, payable upon the earliest of (1) six months from the date of termination of employment, (2) June 30, 2003 or (3) the date the accrued interest on the $2.5 million loan is paid in full. On that date, Mr. Puryear is entitled to a bonus equal to $20,833 multiplied by the number of full months of his employment from June 16, 1999 until the accrued interest is paid.

     In January 2002, the Company repurchased from Mr. Puryear 2,365,500 Shares, which represented all of the Shares he still owned from the 2.4 million restricted Shares he purchased from the Company in 1999. The Company repurchased the Shares for $1.33 per share, which was the closing price of the Shares on the Nasdaq National Market on the effective date of the repurchase. The $3,146,115 repurchase price was paid by reducing the principal and the accrued but unpaid interest on the $3.2 million loan that the Company made to Mr. Puryear in 1999 to purchase the 2.4 million restricted Shares. The remaining $544,920 of principal and accrued interest from that loan was converted into a new promissory note that is due and repayable by Mr. Puryear on the earlier to occur of June 30, 2003 or six months after termination of Mr. Puryear's employment with the Company, provided that Mr. Puryear may extend the maturity of the loan for up to one additional year if he is still employed by the Company on June 30, 2003.

     In connection with the repurchase of Mr. Puryear's Shares, the Company also amended certain terms of Mr. Puryear's employment agreement and granted him options to acquire 2.0 million Shares. The exercise price for these options is also equal to the $1.33 per share Nasdaq closing price of the Shares on the grant date and 1,250,000 of the options were immediately exercisable as of the grant date, with the remaining options vesting monthly over the subsequent twelve months of Mr. Puryear's employment.

     If Mr. Puryear's employment is terminated by the Company without "cause" or if he terminates his employment for "good reason," as such terms are defined in his employment agreement, he is entitled to severance pay equal to one year's base salary plus the current year's target bonus, full vesting of any options to acquire Shares that he received from the Company, one year of paid insurance, and forgiveness of the $2.5 million loan. All options to acquire Shares that Mr. Puryear receives from the Company also become fully vested on a change in control. As currently structured, consummation of the Offer would constitute a change of control under Mr. Puryear's employment agreements and would allow him to terminate his employment for "good reason" as specified above. To the extent any benefits under Mr. Puryear's agreements would be subject to an excise tax under Section 280G of the Internal Revenue Code of 1986, as amended, the Company is required to reimburse Mr. Puryear for the excise tax and the tax impact.

     The Company entered into an amended and restated employment agreement and an executive MBA sponsorship agreement with William J. Davis, the Company's Chief Financial Officer. Pursuant to the employment agreement, Mr. Davis has assigned to the Company certain of his rights to inventions that are created during the course of his work for the Company. In addition, Mr. Davis is subject to nonsolicitation restrictions for the two year period following his termination of employment, as well as confidentiality obligations. Pursuant to the amended and restated employment agreement, if the Company experiences a change in control, the vesting of Mr. Davis' options will be accelerated by 12 months. If Mr. Davis is terminated without "cause" as defined in the amended and restated employment agreement, he will receive 6 months of his base salary, one-half of his then-current target cash bonus for the year and 6 months continuation of Company paid health benefits. Pursuant to the executive MBA sponsorship agreement, the Company has agreed to pay the education expenses for Mr. Davis' participation in an executive MBA program. In order to continue in the program, Mr. Davis must perform his responsibilities for the Company and maintain a satisfactory grade point average in the program. If Mr. Davis resigns or is terminated for "cause," he will be required to repay a percentage of the education expenses determined by the number of years that he has worked for the Company after starting the MBA program. Mr. Davis will not be required to repay any of the education expenses if he is terminated without "cause" or if the Company experiences a change of control.

     The Company entered into an amended and restated employment agreement with Marvin Richardson, the Company's Managing Director and Chief Technology Officer. Pursuant to this employment agreement, Mr. Richardson has assigned to the Company certain of his rights to inventions that are created during the course of his work for the Company. In addition, Mr. Richardson is subject to nonsolicitation restrictions for the two year period following his termination of employment, as well as confidentiality obligations. Pursuant to the amended and restated employment agreement, if the Company experiences a change in control, the vesting of Mr. Richardson's options will be accelerated by 12 months. If Mr. Richardson is terminated without "cause" pursuant to the amended and restated employment agreement, he will receive 6 months of his base salary, one-half of his then-current target cash bonus for the year and 6 months continuation of Company paid health benefits.

     Glenn Yeffeth, Rick Gray, Thad Malik and John Corsiglia each left the Company in July 2001, November 2001, January 2002 and February 2002, respectively. In connection with their departures, each executed a severance agreement and release and waiver containing mutual releases and covenants-not-to-sue. Messrs. Yeffeth and Gray each received 6 months of base salary and 50% of their target cash bonus for the year in which they left as severance payments. Messrs. Malik and Corsiglia each received 9 months of base salary and 75% of their target cash bonus for the year in which they left as severance payments. Mr. Yeffeth's payments were reduced by the amount of his signing bonus that he received pursuant to his employment agreement, however, he was eligible for a commission payment if he successfully obtained certain business for the Company. The vesting of certain of Messrs. Gray, Malik and Corsiglia's options were accelerated. Messrs. Gray, Malik and Corsiglia each received 6, 4 and 9 months, respectively, of health benefits. The Company agreed to pay the cost of Mr. Yeffeth's COBRA health care continuation coverage until the earlier of his date of hire by another employer that offered him employee health insurance or January 7, 2002. All of the foregoing individuals remain subject to nonsolicitation and post-termination confidentiality obligations that survived termination of their employment as set forth in their respective employment agreements with the Company. Mr. Corsiglia's non-compete obligation under his employment agreement was shortened to March 31, 2002.

                                PERFORMANCE GRAPH

     The following graph shows a comparison of cumulative total returns for the Company, the Nasdaq Stock Market (U.S.) Composite Index and the JP Morgan H&Q Internet 100 Index during the period commencing on February 11, 2000, the date the Shares began trading, and ending on December 31, 2001. The comparison assumes $100 was invested on February 11, 2000 in the Shares, the Nasdaq Market Composite Index and the JP Morgan H&Q Internet 100 Index and assumes the reinvestment of any dividends. The performance graph begins with the closing price of the Shares on February 11, 2000, the effective date of the Company's initial public offering, which was $54.9375.




                             [ PERFORMANCE GRAPH ]

   --------------------------------------------------------------------------
                                           2/11/00     12/31/00     12/31/01
   --------------------------------------------------------------------------
   Lante Corporation                       $100.00        $2.84        $2.20
   --------------------------------------------------------------------------
   Nasdaq Stock Market - U.S. Index         100.00        62.49        44.58
   --------------------------------------------------------------------------
   JP Morgan H&Q Internet 100               100.00        41.04        22.98
   --------------------------------------------------------------------------


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In June 2001, the Company amended its employment agreement with Mr. Tebbe, the Company's executive Chairman at the time, to provide for a minimum annual base salary of $180,000 and an annual bonus based upon his performance. Mr. Tebbe stepped down as the Company's executive Chairman in January 2002, and consequently the Company is no longer paying him a salary pursuant to his employment agreement. However, Mr. Tebbe continues to serve as a director. Pursuant to his amended employment agreement, he is entitled to the continuation of health benefits and certain expense reimbursements for a period of five years after the termination of his employment. In addition, after Mr. Tebbe is no longer a director of the Company, the Board of Directors may elect to pay a severance amount to Mr. Tebbe of $360,000. If the Board elects to pay such severance, Mr. Tebbe will be subject to noncompetition restrictions for two years after termination of his association with the Company. In addition, Mr. Tebbe is also subject to nonsolicitation restrictions during those two years. During 2001, Mr. Tebbe voluntarily elected to forego $90,000 of his salary in exchange for options to purchase 297,000 Shares pursuant to the Company's "Pay for Options" program.